                                               Filed Pursuant to Rule 424 (b)(3)
                                                      Registration No. 333-54208


                       SUPPLEMENT NO. 1 DATED MAY 8, 2001
                      TO PROSPECTUS DATED FEBRUARY 2, 2001
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       This Supplement No. 1 to the Prospectus dated February 2, 2001 (the "Prospectus") is filed pursuant to Rule 424(b)(3) to reflect facts and events that constitute a substantive change from or addition to the information set forth in the Prospectus. The information contained in this Supplement reflects disclosures contained in our Annual Report on Form 10-K/A, filed April 30, 2001, and our report on Form 8-K, filed May 8, 2001.


                                    BUSINESS
OVERVIEW

       We are engaged in research aimed at the development of therapies that would use stem and progenitor cells derived from fetal or adult sources to treat, and possibly cure, human diseases and injuries such as Parkinson's disease, hepatitis, diabetes, and spinal cord injuries. The body uses certain key cells known as stem cells to produce all the functional mature cell types found in normal organs of healthy individuals. Progenitor cells are cells that have already developed from the stem cells, but can still produce one or more types of mature cells within an organ.

       Many diseases, such as Alzheimer's, Parkinson's, and other degenerative diseases of the brain or nervous system, involve the failure of organs that cannot be transplanted. Other diseases, such as hepatitis and diabetes, involve organs such as the liver or pancreas that can be transplanted, but there is a very limited supply of those organs available for transplant. We estimate, based on information available to us from the Alzheimer's Association, the Centers for Disease Control, the Family Caregiver's Alliance and the Spinal Cord Injury Information Network, that these conditions affect more than 18 million people in the United States and account for more than $150 billion annually in health care costs.

       Our proposed therapies are based on the transplanting of healthy human stem and progenitor cells to repair or replace central nervous system, pancreas or liver tissue that has been damaged or lost as a result of disease or injury, potentially returning patients to productive lives and significantly reducing health care costs. We believe that we have achieved significant progress in research regarding stem cells of the central nervous system through the advances we have made in the isolation, purification and transplantation of central nervous system stem and progenitor cells. We have also made advances in our research programs to discover the stem cells of the pancreas and of the liver. We have established an intellectual property position in all three areas of our stem cell research--the central nervous system, the pancreas and the liver--by patenting our discoveries and entering into exclusive licensing arrangements. We believe that, if successfully developed, our platform of stem cell technologies may create the basis for therapies that would address a number of conditions with significant unmet medical needs.

       We were formerly known as CytoTherapeutics, Inc. Until mid-1990 we had programs in a different technology, encapsulated cell therapy, as well as stem cell programs. We now focus exclusively on the discovery, development and commercialization of our proprietary platform of stem cell technologies. Effective May 2000 we changed our name to StemCells, Inc.


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                             CELL THERAPY BACKGROUND

ROLE OF CELLS IN HUMAN HEALTH AND TRADITIONAL THERAPIES

       Cells maintain normal physiological function in healthy individuals by secreting or metabolizing substances, such as sugars, amino acids, neurotransmitters and hormones, which are essential to life. When cells are damaged or destroyed, they no longer produce, metabolize or accurately regulate those substances. Impaired cellular function is associated with the progressive decline common to many degenerative diseases of the nervous system, such as Parkinson's disease, Alzheimer's disease and amyotrophic lateral sclerosis. Recent advances in medical science have identified cell loss or impaired cellular function as leading causes of degenerative diseases. Biotechnology advances have led to the identification of some of the specific substances or proteins that are deficient. While administering these substances or proteins as medication does overcome some of the limitations of traditional pharmaceuticals such as lack of specificity, there is no existing technology that can deliver them to the precise sites of action and in the appropriate physiological quantities or for the duration required to cure the degenerative condition. Cells, however, do this naturally. As a result, investigators have considered replacing failing cells that are no longer producing the needed substances or proteins by implanting stem or progenitor cells capable of regenerating the cell that the degenerative condition has damaged or destroyed. Where there has been irreversible tissue damage or organ failure, transplantation of stem cells offers the possibility of generating new and healthy tissue, thus potentially restoring the organ function and the patient's health.

THE POTENTIAL OF OUR STEM CELL-BASED THERAPY

       We believe that, if successfully developed, stem cell-based therapy--the use of stem or progenitor cells to treat diseases--has the potential to provide a broad therapeutic approach comparable in importance to traditional pharmaceuticals and genetically engineered biologics.

       Stem cells are rare and only available in limited supply, whether from the patients themselves or from donors. Cells obtained from the same person who will receive them may be abnormal if the patient is ill or the tissue is contaminated with disease-causing cells. Also, the cells can often be obtained only through significant surgical procedures. The challenge, therefore, has been three-fold:

       1) to identify the stem cells;

       2) to create techniques and processes that can be used to expand these rare cells in sufficient quantities for effective transplants; and

       3) to establish a bank of normal human stem or progenitor cells that can be used for transplantation into individuals whose own cells are not suitable because of disease or other reasons.

       We have developed and demonstrated a process, based on a proprietary IN VITRO culture system in chemically defined media, that reproducibly grows normal human central nervous system, or CNS, stem and progenitor cells. We believe this is the first reproducible process for growing normal human CNS stem cells. More recently, we have discovered markers on the cell surface that identify the human CNS stem cells. This allows us to purify them and eliminate other unwanted cell types. Together, these discoveries enable us to select normal human CNS stem cells and to expand them in culture to produce a large number of pure stem cells.

       Because these cells have not been genetically modified, they may be especially suitable for transplantation and may provide a safer and more effective alternative to therapies that are based on cells derived from cancer cells, from cells modified by a cancer gene to make them grow, from an unpurified mixture of many different cell types, or from animal derived cells. We believe our proprietary stem cell technologies may enable therapies to replace specific cells that have been damaged or destroyed, permitting the restoration of function through the replacement of normal cells where this has not been possible in the past. In our research, we have shown that stem cells of the central nervous system transplanted into hosts are accepted, migrate, and successfully specialize to produce mature neurons and glial cells.

       More generally, because the stem cell is the pivotal cell that produces all the functional mature cell types in an organ, we believe these cells, if successfully identified and developed for transplantation, may serve as platforms for five major areas of regenerative medicine and biotechnology:

       o    tissue repair and replacement,

       o    correction of genetic disorders,

       o    drug discovery and screening,

       o    gene discovery and use, and

       o    diagnostics.

       We will be pursuing key alliances in these areas.

OUR PLATFORM OF STEM CELL TECHNOLOGIES

       Stem cells have two defining characteristics:

       o some of the cells developed from stem cells produce all the kinds of mature cells making up the particular organ; and

       o they "self renew"--that is, other cells developed from stem cells are themselves new stem cells, thus permitting the process to continue again and again.

       Stem cells are known to exist for many systems of the human body, including the blood and immune system, the central and peripheral nervous systems (including the brain), and the liver, pancreas endocrine, and the skin systems. These cells are responsible for organ regeneration during normal cell replacement and, to a more or less limited extent, after injury. We believe that further research and development will allow stem cells to be cultivated and administered in ways that enhance their natural function, so as to form the basis of therapies that will replace specific subsets of cells that have been damaged or lost through disease, injury or genetic defect.

       We also believe that the person or entity that first identifies and isolates a stem cell and defines methods to culture any of the finite number of different types of human stem cells will be able to obtain patent protection for the methods and the composition, making the commercial development of stem cell treatment and possible cure of currently intractable diseases financially feasible.

       Our strategy is to be the first to identify, isolate and patent multiple types of human stem and progenitor cells with commercial importance. Our portfolio of issued patents includes a method of culturing normal human central nervous system stem and progenitor cells in our proprietary chemically defined medium, and our published studies show that these cultured and expanded cells give rise to all three major cell types of the central nervous system. Also, a separate study sponsored by us using these cultured stem and progenitor cells showed that the cells are accepted, migrate, and successfully specialize to produce neurons and glial cells.

       More recently, we announced the results of a new study that showed that human central nervous system stem cells can be successfully isolated by markers present on the surface of freshly obtained brain cells. We believe this is the first reproducible process for isolating highly purified populations of well-characterized normal human central nervous system stem cells, and have applied for a composition of matter patent. Because the cells are highly purified and have not been genetically modified, they may be especially suitable for transplantation and may provide a safer and more effective alternative than therapies that are based on cells derived from cancer cells, or from cells modified by a cancer gene to make them grow, or from an unpurified mixture of many different cell types or cells derived from animals. We have also filed an improved process patent for the growth and expansion of these purified normal human central nervous system cells.

       Neurological disorders such as Parkinson's disease, epilepsy, Alzheimer's disease, and the side effects of stroke, affect a significant portion of the U.S. population and there currently are no effective long-term therapies for them. We believe that therapies based on our process for identifying, isolating and culturing neural stem and progenitor cells may be useful in treating such diseases. We are continuing our research into, and have initiated the development of, human central nervous system stem and progenitor cell-based therapies for these diseases.

       We continue to advance our research programs to discover the islet stem cell in the human pancreas and the liver stem cell. Islet cells are the cells that produce insulin, so islet stem cells may be useful in the treatment of Type 1 diabetes and those cases of Type 2 diabetes where insulin secretion is defective. Liver stem cells may be useful in the treatment of diseases such as hepatitis, cirrhosis of the liver and liver cancer.

EXPECTED ADVANTAGES OF OUR STEM CELL TECHNOLOGY

NO OTHER TREATMENT

       To the best of our knowledge, no one has developed an FDA-approved method for replacing lost or damaged tissues from the human nervous system. Replacement of tissues in other areas of the human body is limited to those few sites, such as bone marrow or peripheral blood cell transplants, where transplantation of the patient's own cells is now feasible. In a few additional areas, including the liver, transplantation of donor organs is now used, but is limited by the scarcity of organs available through donation. We believe that our stem cell technologies have the potential to reestablish function in at least some of the patients who have suffered the losses referred to above.

REPLACED CELLS PROVIDE NORMAL FUNCTION

       Because stem cells can duplicate themselves, or self-renew, and specialize into the multiple kinds of cells that are commonly lost in various diseases, transplanted stem cells may be able to migrate limited distances to the proper location within the body, to expand and specialize and to replace damaged or defective cells, facilitating the return to proper function. We believe that such replacement of damaged or defective cells by functional cells is unlikely to be achieved with any other treatment.

                RESEARCH EFFORTS AND PRODUCT DEVELOPMENT PROGRAMS

OVERVIEW OF RESEARCH AND PRODUCT DEVELOPMENT STRATEGY

       We have devoted substantial resources to our research programs to isolate and develop a series of stem and progenitor cells that we believe can serve as a basis for replacing diseased or injured cells. Our efforts to date have been directed at methods to identify, isolate and culture large varieties of stem and progenitor cells of the human nervous system, liver and pancreas and to develop therapies utilizing these stem and progenitor cells.

       The following table lists the potential therapeutic indications for, and current status of, our primary research and product development programs and projects. The table is qualified in its entirety by reference to the more detailed descriptions of such programs and projects appearing elsewhere in this prospectus. We continually evaluate our research and product development efforts and reallocate resources among existing programs or to new programs in light of experimental results, commercial potential, availability of third party funding, likelihood of near-term efficacy, collaboration success or significant technology enhancement, as well as other factors. Our research and product development programs are at relatively early stages of development and will require substantial resources to commercialize.

                    RESEARCH AND PRODUCT DEVELOPMENT PROGRAMS

               PROGRAM DESCRIPTION AND OBJECTIVE                                      STAGE/STATUS(1)
               ---------------------------------                                      ---------------
                     HUMAN NEURAL STEM CELL                                                    PRECLINICAL
Repair or replace damaged central nervous system tissue          o      Demonstrated IN VITRO the ability to initiate and expand
  (including spinal cord, degenerated retinas and tissue                stem (including spinal cord, degenerated retinas and tissue
  affected by certain genetic disorders)                                cell-containing human neural cultures and specialization
                                                                        into affected by certain genetic disorders) three types of central nervous system cells

                                                                 o      Demonstrated the ability of neurosphere-initiating stem
                                                                        cells from human brain

                                                                 o      Demonstrated in rodent studies that transplanted human
                                                                        brain-derived stem cells are accepted and properly
                                                                        specialized into the three major cell types of the central nervous system

                    PANCREAS ISLET STEM CELL                                                    RESEARCH
Repair or replace damaged pancreas islet tissue                  o      Identified markers on the surface of cells to identify,
                                                                        isolate and culture islet stem cells of the pancreas

                                                                 o      Commenced small animal testing

                        LIVER STEM CELL                                                         RESEARCH
Repair or replace damaged liver tissue including tissue          o      Demonstrated the production of hepatocytes from purified
  resulting from certain metabolic genetic diseases                     mouse resulting from certain metabolic genetic diseases
                                                                        hematopoietic stem cells

                                                                 o      Identified IN VITRO culture assay for growth of human
                                                                        bipotent liver progenitor cells that can produce both bile duct and hepatocytes

                                                                 o      Showed that the in vitro culture of human bipotent liver
                                                                        cells can also grow human hepatitis virus

-----------

(1) "Research" refers to early stage research and product development activities IN VITRO, including the selection and characterization of product candidates for preclinical testing. "Preclinical" refers to further testing of a defined product candidate IN VITRO and in animals prior to clinical studies.

RESEARCH AND DEVELOPMENT PROGRAMS

       Our portfolio of stem cell technology results from our exclusive licensing of central nervous system, stem and progenitor cell technology, animal models for the identification and/or testing of stem and progenitor cells and our own research and development efforts to date. We believe that therapies using stem cells represent a fundamentally new approach to the treatment of diseases caused by lost or damaged tissue. We have assembled an experienced team of scientists and scientific advisors to consult with and advise our scientists on their continuing research and development of stem and progenitor cells. This team includes, among others, Irving L. Weissman, M.D., of Stanford University, Fred H. Gage, Ph.D., of The Salk Institute and David Anderson, Ph.D., of the California Institute of Technology.

BRAIN STEM AND PROGENITOR CELL RESEARCH AND DEVELOPMENT PROGRAM

       We began our work with central nervous system stem and progenitor cell cultures in collaboration with NeuroSpheres, Ltd., in 1992. We believe that NeuroSpheres was the first to invent these cultures. We are the exclusive, worldwide licensee from NeuroSpheres to such inventions and associated patents and patent applications for all uses, including transplantation in the human body, as embodied in these patents. See "License Agreements and Sponsored Research Agreements--NeuroSpheres, Ltd."

       In 1997, our scientists invented a reproducible method for growing human CNS, stem and progenitor cells in cultures. In preclinical IN VITRO and early IN VIVO studies, we demonstrated that these cells specialize into all three of the cell types of the central nervous system. Because of these results, we believe that these cells may form the basis for replacement of cells lost in certain degenerative diseases. We are continuing research into, and have initiated the development of, our human CNS stem and progenitor cell cultures. We have initiated the cultures and demonstrated that these cultures can be expanded for a number of generations IN VITRO in chemically defined media. In collaboration with us, Dr. Anders Bjorklund has shown that cells from these cultures can be successfully transplanted and accepted into the brains of rodents where they subsequently migrated and specialized into the appropriate cell types for the site of the brain into which they were placed.

       In 1998, we expanded our preclinical efforts in this area by initiating programs aimed at the discovery and use of specific monoclonal antibodies to facilitate identification and isolation of CNS and other stem and progenitor cells or their specialized progeny. Also in 1998, our researchers devised methods to advance the IN VITRO culture and passage of human CNS stem cells that resulted in a 100-fold increase in CNS stem and progenitor cell production after 6 passages. A U.S. patent on those methods has since been allowed. We are expanding our preclinical efforts toward the goal of selecting the proper indications to pursue.

       In December 1998, we announced that the US Patent and Trademark Office had granted patent No. 5,851,832, covering our methods for the human CNS cell cultures containing central nervous system stem cells, for compositions of human CNS cells expanded by these methods, and for use of these cultures in human transplantation. These human CNS stem and progenitor cells expanded in culture may be useful for repairing or replacing damaged central nervous system tissue, including the brain and the spinal cord.

       In October 1999, the US Patent and Trademark Office granted patent number 5,968,829 entitled "Human CNS Neural Stem Cells," covering our composition of matter patent for human CNS stem cells, and also allowed a separate patent application for our media for culturing human CNS stem cells.

       Also in 1999, we announced the filing of a US patent application covering our proprietary process for the direct isolation of normal human CNS stem cells based on the markers found to be present on the surface of freshly obtained brain cells. Since the filing of this patent application, our researchers have completed a study designed to identify, isolate and culture human CNS stem cells utilizing this proprietary process. In November 1999, we announced the study's first results: Our researchers, by using our proprietary markers on the surface of the cell, had succeeded in identifying, isolating and purifying human CNS stem cells from brain tissue, and were able to expand the number of these cells in culture.

       We believe that this is the first study to show a reproducible process for isolating highly purified populations of well-characterized normal human CNS stem cells. Because the cells are normal human CNS stem cells and have not been genetically modified, they may be especially suitable for transplantation and may provide a safer and more effective alternative to therapies that are based on cells derived from cancer cells or from an unpurified mix of many different cell types, or from animal derived cells.

       In January 2000, we reported what we regard as an even more important result: In long term animal studies, our researchers were able to take these purified and expanded stem cells and transplant them into the normal brains of immunodeficient mouse hosts, where they take hold and grow into neurons and glial cells.

       During the course of the study, the transplanted human CNS stem cells survived for as long as one year and migrated to specific functional domains of the host brain, with no sign of tumor formation or adverse effects on the animal recipients; moreover, the cells were still dividing. These findings show that when CNS stem cells isolated and cultured with our proprietary processes are transplanted, they adopt the characteristics of the host brain and act like normal stem cells. In other words, the study suggests the possibility of a continual replenishment of normal human brain cells.

       As noted above, human CNS stem and progenitor cells harvested and purified and expanded using our proprietary processes may be useful for creating therapies for the treatment of degenerative brain diseases such as Parkinson's, Huntington's and Alzheimer's disease. These conditions affect more than 5 million people in the United States and there are no effective long-term therapies currently available. We believe the ability to purify human brain stem cells directly from fresh tissue is important because:

       o it provides an enriched source of normal stem cells, not contaminated by other unwanted or diseased cell types, that can be expanded in culture without fear of also expanding some unwanted cell types;

       o it opens the way to a better understanding of the properties of these cells and how they might be manipulated to treat specific diseases. For example, in certain genetic diseases such as Tay Sachs and Gaucher's, a key metabolic enzyme required for normal development and function of the brain is absent. Brain- derived stem cell cultures might be genetically modified to produce those proteins. The modified brain stem cells could be transplanted into patients with these genetic diseases;

       o the efficient acceptance of these non-transformed normal human stem cells into host brains means that the cell product can be tested in animal models for its ability to correct deficiencies caused by various human neurological diseases. This technology could also provide a unique animal model for the testing of drugs that act on human brain cells either for effectiveness of the drug against the disease or its toxicity to human nerve cells.

PANCREAS STEM CELLS DISCOVERY RESEARCH PROGRAMS

       Our discovery program directed to the identification, isolation and culturing of the pancreas stem and progenitor cells has, to the present, been conducted by Nora Sarvetnick, Ph.D., of The Scripps Research Institute, in collaboration with some of our senior researchers. It is our intention to bring the research on stem and progenitor cells of the pancreas in house We expect that Dr. Sarvetnick will continue to consult with us.

       According to diabetes and juvenile diabetes foundations, between 800,000 and 1.5 million Americans have Type 1 diabetes, which is often called "juvenile diabetes" and most commonly diagnosed in childhood; and 30,000 new patients are diagnosed with the disease every year. It is a costly, serious, lifelong condition, requiring constant attention and insulin injections every day for survival.

       About 15 million other people in the United States have Type 2 diabetes mellitus, which is also a chronic and potentially fatal condition; and more than 700,000 new patients are diagnosed annually.

       In 1998, we obtained an exclusive, worldwide license from The Scripps Research Institute to novel technology developed by Dr. Sarvetnick which may facilitate the identification and isolation of pancreas stem and progenitor cells by using a mouse model that continuously regenerates the pancreas. We believe that stem cells produce the regeneration, in which case this animal model may be useful for identifying specific markers on the cell surface unique to the pancreas stem cells. We believe this may lead to the development of cell-based treatments for Type 1 diabetes and that portion of Type 2 diabetes characterized by defective secretion of insulin.

       In 1999, advances in the research sponsored by us resulted in our obtaining additional exclusive, worldwide licenses from The Scripps Research Institute to novel markers on the cell surface identified by Dr. Sarvetnick and her research team as being unique to the pancreas islet stem cell for which we have now filed a US patent application. In collaboration with Dr. Sarvetnick, we continue to advance the discovery program directed at the identification, isolation and culturing of pancreas stem and progenitor cells utilizing this technology.

LIVER STEM CELLS DISCOVERY RESEARCH PROGRAMS

       We initiated our discovery work for the liver stem and progenitor cell through a sponsored research agreement with Markus Grompe, Ph.D., of Oregon Health Sciences University. Dr. Grompe's work focuses on the discovery and development of a suitable method for identifying and assessing liver stem and progenitor cells for use in transplantation. We have also obtained a worldwide exclusive license to a novel mouse model of liver failure for evaluating cell transplantation developed by Dr. Grompe.

       Approximately 1 in 10 Americans suffers from diseases and disorders of the liver for which there are currently no effective, long-term treatments. In 1998, our researchers continued to advance methods for establishing enriched cell populations suitable for transplantation in preclinical animal models. We are focused on discovering and utilizing our proprietary methods to identify, isolate and culture liver stem and progenitor cells and to evaluate these cells in preclinical animal models.

       In 1999, our researchers devised a culture assay that we will use in our efforts to identify liver stem and progenitor cells. In addition to supporting the growth of an early human liver bipotent progenitor cell, it is also possible to infect this culture with human hepatitis virus, providing a valuable system for study of the virus. This technology could also provide a unique IN VITRO model for the testing of drugs that act on, or are metabolized by, human liver cells.

       An important element of our stem cell discovery program is the further development of intellectual property positions with respect to stem and progenitor cells. We have also obtained rights to certain inventions relating to stem cells from, and are conducting stem cell related research at, several academic institutions. We expect to expand our search for new stem and progenitor cells and to seek to acquire rights to additional inventions relating to stem and progenitor cells from third parties.

WIND-DOWN OF ENCAPSULATED CELL THERAPY RESEARCH AND DEVELOPMENT PROGRAMS

       Until mid-1999, we engaged in research and development in encapsulated cell therapy technology, or ECT, including a pain control program funded by AstraZeneca Group plc. The results from the 85-patient double-blind, placebo-controlled trial of our encapsulated bovine cell implant for the treatment of severe, chronic pain in cancer patients did not, however, meet the criteria AstraZeneca had established for continuing trials for the therapy, and in June 1999, AstraZeneca terminated the collaboration.

       Consequently, in July 1999, we announced plans for the restructuring of our research operations to abandon all further ECT research and to concentrate our resources on the research and development of our proprietary platform of stem cell technology. We reduced our workforce by approximately 68 full-time employees who had been focused on ECT programs, wound down our research and manufacturing operations in Lincoln, Rhode Island, and relocated our remaining research and development activities, and our corporate headquarters, to the facilities of our wholly owned subsidiary, StemCells California, Inc., in Sunnyvale, California. We are actively seeking to sublease, assign or sell our interest in our former corporate headquarters building and our pilot manufacturing and cell processing facility in Rhode Island.

       In December 1999 we sold our intellectual property assets related to our ECT to Neurotech S.A., a privately held French company, in exchange for a payment of $3 million, royalties on future product sales, and a portion of certain revenues Neurotech may in the future receive from third parties. We retained certain non-exclusive rights to use the ECT in combination with our proprietary stem cell technology, and in the field of vaccines for prevention and treatment of infectious diseases.

       In a related development, by mutual consent we and the Advanced Technology Program of the National Institute of Standards and Technology terminated two grants previously awarded to us for our encapsulated cell therapy and stem cell-related research. The encapsulated cell therapy grant was obviated by the sale of the technology to Neurotech. The funding agency has invited us to resubmit a proposal consistent with the new directions we are taking in our research and development of our platform of stem cell technologies.

SUBSIDIARY

STEMCELLS CALIFORNIA, INC.

       On September 26, 1997, we acquired by merger StemCells, Inc. (now StemCells California, Inc.), a California corporation, in exchange for 1,320,691 shares of our common stock and options and warrants for the purchase of 259,296 common shares. Simultaneously with the acquisition, its President, Richard M. Rose, M.D., became our President, Chief Executive Officer and a director, and Irving L. Weissman, M.D., a founder of the California corporation, became a member of our board of directors. We, as the sole stockholder of our subsidiary, voted on February 23, 2000, to amend its Certificate of Incorporation to change its name to StemCells California, Inc.

CORPORATE COLLABORATIONS

CORPORATE INVESTMENT

       In July 1996, we, together with certain founding scientists, established Modex Therapeutics SA, a Swiss biotherapeutics company, to pursue extensions of our former technology of ECT for certain applications outside the central nervous system. Modex, headquartered in Lausanne, Switzerland, was formed to integrate technologies developed by us and by several other institutions to develop products to treat diseases such as diabetes, obesity and anemia. After our disposition of the encapsulated cell technology in December 1999, we no longer had common research or development interests with Modex, but we held approximate 17% of its stock. Modex completed an initial public offering on June 23, 2000, in the course of which we realized a gain of approximately $1.4 million from the sale of certain shares. After Modex's IPO, we owned 126,193 shares, or approximately 9%, of Modex's equity, subject to a lockup until December 23, 2000. The closing market price of Modex stock on the Swiss Neue Market exchange on January 2, 2001 was 210.00 Swiss francs, or approximately $130.39, per share. On January 9, 2001, we sold 22,616 Modex shares for a net price of 182.00 Swiss francs per share, which converts to $112.76 per share, for total proceeds of approximately $2,550,000. On April 30, 2001, we sold the remaining 103,577 Modex shares for a net price of 87.30 Swiss Francs per share, which converts to approximately $50.30, for total proceeds of approximately $5,200,000.

LICENSE AGREEMENTS AND SPONSORED RESEARCH AGREEMENTS

SPONSORED RESEARCH AGREEMENTS

       Under Sponsored Research Agreements with The Scripps Research Institute and Oregon Health Sciences University, we funded certain research in return for licenses or options to license the inventions resulting from the research. We have also entered into license agreements with the California Institute of Technology. All of these agreements relate largely to stem or progenitor cells and or to processes and methods for the isolation, identification, expansion or culturing of stem or progenitor cells.

       Our research agreement with Scripps expired on November 14, 2000. It is our intention to bring the research on stem and progenitor cells of the pancreas in house. Dr. Nora Sarvetnick, who led the research at Scripps, will continue to consult with us. Our license agreements with Scripps are not affected by the expiration of the research agreement. They will terminate upon expiration, revocation or invalidation of the patents licensed to us, unless governmental regulations require a shorter term. These license agreements also will terminate earlier if we breach without curing our obligations under the agreement or if we declare bankruptcy, and we can terminate the license agreements at any time upon notice. Upon the initiation of the Phase II trial for our first product using Scripps licensed technology, we must pay Scripps $50,000 and upon completion of that Phase II trial we must pay Scripps an additional $125,000. Upon approval of the first product for sale in the market, we must pay Scripps $250,000. Our license agreements with the California Institute of Technology will expire upon expiration, revocation, invalidation or abandonment of the patents licensed to us. We can terminate any of these license agreements by giving 30 days' notice to the California Institute of Technology. Either party can terminate these license agreements upon a material breach by the other party. We issued 12,800 shares of common stock amounting to $10,000 to the California Institute of Technology upon execution of the license agreements, and we must pay an additional $10,000 upon the issuance of the patent licensed to us under the relevant agreement. We also will pay $5,000 on the anniversary of the issuance of the patent licensed to us under the relevant agreement. These amounts are creditable against royalties we must pay under the license agreements. The maximum royalties that we will have to pay to the California Institute of Technology will be $2 million per year, with an overall maximum of $15 million. Once we pay the $15 million maximum royalty, the licenses will become fully paid and irrevocable.

LICENSE AGREEMENTS

       We have entered into a number of license agreements with commercial and non-profit institutions, as well as a number of research-plus-license agreements with academic organizations. The research agreements provide that we will fund certain research costs, and in return, will have a license or an option for a license to the resulting inventions. Under the license agreements, we will typically be subject to obligations of due diligence and the requirement to pay royalties on products that use patented technology licensed under such agreements.

SIGNAL PHARMACEUTICALS, INC.

       In December 1997, we entered into two license agreements with Signal Pharmaceuticals, Inc. under which each party licensed to the other certain patent rights and biological materials for use in defined fields. An initial disagreement as to the interpretation of the licensed rights was resolved by the parties, and the agreements are operating in accordance with their terms. Signal has now been acquired by Celgene. Each agreement with Signal will terminate at the expiration of all patents licensed under it, but the licensing party can terminate earlier if the other party breaches its obligations under the agreement or declares bankruptcy. Also, the party receiving the license can terminate the agreement at any time upon notice to the other party. Under these agreements, we must reimburse Signal for payments it must make to the University of California based on products we develop and for 50% of certain other payments Signal must make.

NEUROSPHERES, LTD.

       In March 1994, we entered into a Contract Research and License Agreement with NeuroSpheres, Ltd., which was clarified in a License Agreement dated as of April 1, 1997. Under the agreement as clarified, we obtained an exclusive patent license from NeuroSpheres in the field of transplantation, subject to a limited right of NeuroSpheres to purchase a nonexclusive license from us, which right was not exercised and has expired. We have developed additional intellectual property relating to the subject matter of the license. We entered into an additional license agreement with NeuroSpheres as of October 30, 2000, under which we obtained an exclusive license in the field of non-transplant uses, such as drug discovery and drug testing, so that together the licenses are exclusive for all uses of the technology. We made up-front payments to NeuroSpheres of 65,000 shares of our common stock in October 2000 and $50,000 in January 2001, and we will make additional cash payments when milestones are achieved in the non-transplant field, or in any products employing NeuroSpheres patents for generating cells of the blood and immune system from neural stem cells. In addition we reimbursed Neurospheres for patent costs amounting to $341,000. Milestone payments would total $500,000 for each product that is approved for market. Our agreements with NeuroSpheres will terminate at the expiration of all patents licensed to us, but can terminate earlier if we breach without curing our obligations under the agreement or if we declare bankruptcy. We would have a security interest in the licensed technology in the event that NeuroSpheres declares bankruptcy.

MANUFACTURING

       The keys to successful commercialization of brain stem and progenitor cells are efficacy, safety, consistency of the product, and economy of the process. We expect to address these issues by appropriate testing and banking representative vials of large-scale cultures. Commercial production is expected to involve expansion of banked cells and packaging them in appropriate containers after formulating the cells in an effective carrier. The carrier may also be used to improve the stability and acceptance of the stem cells or their progeny. Because of the early stage of our stem and progenitor cell programs, all of the issues that will affect manufacture of stem and progenitor cell products are not yet clear.

MARKETING

       We expect to market and sell our products primarily through co-marketing, licensing or other arrangements with third parties. There are a number of substantial companies with existing distribution channels and large marketing resources who are well equipped to market and sell our products. It is our intent to have the marketing of our products undertaken by such partners, although we may seek to retain limited marketing rights in specific narrow markets where the product may be addressed by a specialty or niche sales force.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

       We believe that proprietary protection of our inventions will be of major importance to our future business. We have an aggressive program of vigorously seeking and protecting our intellectual property which we believe might be useful in connection with our products. We believe that our know-how will also provide a significant competitive advantage, and we intend to continue to develop and protect our proprietary know-how. We may also from time to time seek to acquire licenses to important externally developed technologies.

       We have exclusive or non-exclusive rights to a portfolio of patents and patent applications related to various stem and progenitor cells and methods of deriving and using them. These patents and patent applications relate mainly to compositions of matter, methods of obtaining such cells, and methods for preparing, transplanting and utilizing such cells. Currently, our U.S. patent portfolio in the stem cell therapy area includes twenty-two issued U.S. patents, seven of which issued in 2000. An additional twenty-seven patent applications are pending, five of which have been allowed.

       We own, or have filed, the following United States Patents and patent applications: U.S. Patent Number 5,968,829 (Human CNS neural stem cells); U.S. Patent Number 6,103,530 (Human CNS neural stem cells--culture media); Application Number WO 99/11758 (Cultures of human CNS neural stem cells); and Application Number WO 00/36091 (An animal model for identifying a common stem/progenitor to liver cells and pancreatic cells); Application Number WO98/50526 (Generation, characterization, and isolation of neuroepithelial stem cells and lineage restricted intermediate precursor); Application Number WO 00/50572 (Use of collagenase in the preparation of neural stem cell cultures); and Application Number WO 00/47762 (Enriched neural stem cell populations and methods of identifying, isolating, and enriching neural stem cells).

       We have licensed the following United States Patents or pending patent applications from Neurospheres Holdings Ltd.: U.S. Patent Number 5,851,832 (IN VITRO proliferation); U.S. Patent Number 5,750,376 (IN VITRO genetic modification); U.S. Patent Number 5,981,165 (IN VITRO production of dopaminergic cells from mammalian central nervous system multipotent stem cell compositions); U.S. Patent Number 6,093,531 (Generation of hematopoietic cells from multipotent neural stem cells); U.S. Patent Number 5,980,885 (Methods for inducing IN VIVO proliferation of precursor cells); U.S. Patent Number 6,071,889 (Methods for IN VIVO transfer of a nucleic acid sequence to proliferating neural cells); U.S. Patent Number 6,165,783 (Methods of inducing differentiation of multipotent neural stem cells); Application Number WO 93/01275 (Mammalian central nervous system multipotent stem cell compositions); Application Number WO 94/09119 (Remyelination using mammalian central nervous system multipotent stem cell compositions); Application Number WO 94/10292 (Biological factors useful in differentiating mammalian central nervous system multipotent stem cell compositions); Application Number WO 94/16718 (Genetically engineered mammalian central nervous system multipotent stem cell compositions); Application Number WO 96/15224 (Differentiation of mammalian central nervous system multipotent stem cell compositions); Application Number WO 99/2196 (Erythropoietin-mediated neurogenesis); Application Number WO 99/16863 (Generation of hematopoietic cells); Application Number WO 98/22127 (Pretreatment with growth factors to protect against CNS damage); Application Number WO 97/3560 (IN SITU manipulation of cells of the hippocampus); Application Number WO 96/09543 (IN VITRO models of CNS functions and dysfunctions); Application Number WO 95/13364 (IN SITU modification and manipulation of stem cells of the CNS); Application Number WO 96/15226 (IN VITRO production of dopaminergic cells from mammalian central nervous system multipotent stem cell composition); and Application Number WO 96/15266 (Regulation of neural stem cell proliferation).

       We have licensed the following United States Patents or pending patent applications from the University of California, San Diego: U.S. Patent Number 5,776,948 (Method of production of neuroblasts); U.S. Patent Number 6,013,521 (Method of production of neuroblasts); U.S. Patent Number 6,020,197 (Method of production of neuroblasts); and Application Number WO 94/16059 (Method of production of neuroblasts).

       We have licensed the following United States Patents or pending patent applications from the California Institute of Technology: U.S. Patent Number 5,629,159 (Immortalization and disimmortalization of cells); Application Number WO 96/40877 (Immortalization and disimmortalization of cells); U.S. Patent Number 5,935,811 (Neuron restrictive silencer factor proteins); Application Number WO 96/27665 (Neuron restrictive silencer factor proteins); U.S. Patent

Number 5,589,376 (Mammalian neural crest stem cells); U.S. Patent Number 5,824,489 (Methods for isolating mammalian multipotent neural crest stem cells); Application Number WO 94/02593 (Mammalian neural crest stem cells); U.S. Patent Number 5,654,183 (Genetically engineered mammalian neural crest stem cells); U.S. Patent Number 5,928,947 (Mammalian multipotent neural crest stem cells); U.S. Patent Number 5,693,482 (IN VITRO neural crest stem cell assay); U.S. Patent Number 6,001,654 (Methods for differentiating neural stem cells to neurons or smooth muscle cells (TGFb)); Application Number WO 98/48001 (Methods for differentiating neural stem cells to neurons or smooth muscle cells (TGFb)); U.S. Patent Number 5,672,499 (Methods for immortalizing multipotent neural crest stem cells); U.S. Patent Number 5,849,553 (Immortalizing and disimmortalizing multipotent neural crest stem cells); and U.S. Patent Number 6,033,906 (Differentiating mammalian neural stem cells to glial cells using neuregulins).

       We also rely upon trade-secret protection for our confidential and proprietary information and take active measures to control access to that information.

       Our policy is to require our employees, consultants and significant scientific collaborators and sponsored researchers to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements generally provide that all inventions conceived by the individual in the course of rendering services to us shall be our exclusive property.

       We have obtained rights from universities and research institutions to technologies, processes and compounds that we believe may be important to the development of our products. These agreements typically require us to pay license fees, meet certain diligence obligations and, upon commercial introduction of certain products, pay royalties. These include exclusive license agreements with NeuroSpheres, The Scripps Institute, the California Institute of Technology and the Oregon Health Sciences University, to certain patents and know-how regarding present and certain future developments in CNS and pancreas stem cells.

       The patent positions of pharmaceutical and biotechnology companies, including those of the Company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced before or after the patent is issued. Consequently, the Company does not know whether any of its pending applications will result in the issuance of patents, or if any existing or future patents will provide significant protection or commercial advantage or will be circumvented by others. Since patent applications are secret until patents are issued in the United States or until the applications are published in foreign countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance that patents will issue from the Company's pending or future patent applications or, if issued, that such patents will be of commercial benefit to the Company, afford the Company adequate protection from competing products or not be challenged or declared invalid.

       In the event that a third party has also filed a patent application relating to inventions claimed in Company patent applications, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties and cost for the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction.

       A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have been issued patents relating to cell therapy, stem cells and other technologies potentially relevant to or required by the Company's expected products. The Company cannot predict which, if any, of such applications will issue as patents or the claims that might be allowed. The Company is aware that a number of companies have filed applications relating to stem cells. The Company is also aware of a number of patent applications and patents claiming use of genetically modified cells to treat disease, disorder or injury. The Company is aware of two patents issued to a competitor claiming certain methods for treating defective, diseased or damaged cells in the mammalian CNS by grafting genetically modified donor cells from the same mammalian species.

       If third party patents or patent applications contain claims infringed by the Company's technology and such claims or claims in issued patents are ultimately determined to be valid, there can be no assurance that the Company would be able to obtain licenses to these patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. If the Company is unable to obtain such licenses at a reasonable cost, it may be adversely affected. There can be no assurance that the Company will not be obliged to defend itself in court against allegations of infringement of third party patents. Patent litigation is very expensive and could consume substantial resources and create significant uncertainties. An adverse outcome in such a suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease using such technology.

       The Company has obtained rights from universities and research institutions to technologies, processes and compounds that it believes may be important to the development of its products. These agreements typically require the Company to pay license fees, meet certain diligence obligations and, upon commercial introduction of certain products, pay royalties. These include exclusive license agreements with NeuroSpheres, The Scripps Institute, the California Institute of Technology and the Oregon Health Sciences University to certain patents and know-how regarding present and certain future developments in neural and pancreatic stem cells. The Company's licenses may be canceled or converted to non-exclusive licenses if the Company fails to use the relevant technology or the Company breaches its agreements. Loss of such licenses could expose the Company to the risks of third party patents and/or technology. There can be no assurance that any of these licenses will provide effective protection against the Company's competitors.

COMPETITION

       The targeted disease states for our initial products in some instances currently have no effective long-term therapies. However, we do expect that our initial products will have to compete with a variety of therapeutic products and procedures. Major pharmaceutical companies currently offer a number of pharmaceutical products to treat neurodegenerative and liver diseases, diabetes and other diseases for which our technologies may be applicable. Many pharmaceutical and biotechnology companies are investigating new drugs and therapeutic approaches for the same purposes, which may achieve new efficacy profiles, extend the therapeutic window for such products, alter the prognosis of these diseases, or prevent their onset. We believe that our products, when successfully developed, will compete with these products principally on the basis of improved and extended efficacy and safety and their overall economic benefit to the health care system. The market for therapeutic products that address degenerative diseases is large, and competition is intense. We expect competition to increase. We believe that our most significant competitors will be fully integrated pharmaceutical companies and more established biotechnology companies. Smaller companies may also be significant competitors, particularly through collaborative arrangements with large pharmaceutical or biotechnology companies. Many of these competitors have significant products approved or in development that could be competitive with our potential products.

       Competition for our stem and progenitor cell products may be in the form of existing and new drugs, other forms of cell transplantation, ablative and simulative procedures, and gene therapy. We believe that some of our competitors are also trying to develop stem and progenitor cell-based technologies. We expect that all of these products will compete with our potential stem and progenitor cell products based on efficacy, safety, cost and intellectual property positions.

       We may also face competition from companies that have filed patent applications relating to the use of genetically modified cells to treat disease, disorder or injury. We may be required to seek licenses from these competitors in order to commercialize certain of our proposed products.

       Once our products are developed and receive regulatory approval, they must then compete for market acceptance and market share. For certain of our potential products, an important success factor will be the timing of market introduction of competitive products. This is a function of the relative speed with which we and our competitors can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a product to market. These competitive products may also impact the timing of clinical testing and approval processes by limiting the number of clinical investigators and patients available to test our potential products.

       While we believe that the primary competitive factors will be product efficacy, safety, and the timing and scope of regulatory approvals, other factors include, in certain instances, obtaining marketing exclusivity under the Orphan Drug Act, availability of supply, marketing and sales capability, reimbursement coverage, price, and patent and technology position.

GOVERNMENT REGULATION

       Our research and development activities and the future manufacturing and marketing of our potential products are, and will continue to be, subject to regulation for safety and efficacy by numerous governmental authorities in the United States and other countries.

       In the United States, pharmaceuticals, biologicals and medical devices are subject to rigorous Food and Drug Administration, or FDA, regulation. The Federal Food, Drug and Cosmetic Act, as amended, and the Public Health Service Act, as amended, the regulations promulgated thereunder, and other Federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, export, record keeping, approval, marketing, advertising and promotion of our potential products. Product development and approval within this regulatory framework takes a number of years and involves significant uncertainty combined with the expenditure of substantial resources. In addition, the federal, state, and other jurisdictions have restrictions on the use of fetal tissue.

FDA APPROVAL

       The steps required before our potential products may be marketed in the United States include:

                      STEPS                                                         CONSIDERATIONS
                      -----                                                         --------------
1. Preclinical laboratory and animal tests                     Preclinical tests include laboratory evaluation of the product and animal studies in specific disease models to assess the potential safety and efficacy of the product and our formulation as well as the quality and consistency of the manufacturing process.

2.Submission to the FDA of an application for an               The results of the preclinical tests are submitted to the FDA as part
  Investigational New Drug Exemption, or IND, which must       of an IND, and the IND becomes effective 30 days following its
  become effective before U.S. human clinical trials may       receipt by the FDA, as long as there are no questions, requests for
  commence                                                     delay or objections from the FDA.

3. Adequate and well-controlled human clinical trials to       Clinical trials involve the evaluation of the product in healthy
  establish the safety and efficacy of the product             volunteers or, as may be the case with our potential products, in a small number of patients under the supervision of a qualified physician. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Any product administered in a U.S. clinical trial must be manufactured in accordance with clinical Good Manufacturing Practices, or cGMP, determined by the FDA. Each protocol is submitted to the FDA as part of the IND. The protocol for each clinical study must be approved by an independent Institutional Review Board, or IRB, at the institution at which the study is conducted and the informed consent of all participants must be obtained. The IRB will consider, among other things, the existing information on the product, ethical factors, the safety of human subjects, the potential benefits of the therapy and the possible liability of the institution. Clinical development is traditionally conducted in three sequential phases, which may overlap:

                                                                   o    In Phase I, products are typically introduced into healthy human subjects or into selected patient populations to

                                                                        test for adverse reactions, dosage tolerance, absorption and distribution, metabolism, excretion and clinical
                                                                        pharmacology.

                                                                   o    Phase II involves studies in a limited patient population to
                                                                        (i) determine the efficacy of the product for specific
                                                                        targeted indications and populations, (ii) determine optimal dosage and dosage tolerance and (iii) identify possible
                                                                        adverse effects and safety risks. When a dose is chosen and a candidate product is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials begin.

                                                                   o    Phase III trials are undertaken to conclusively demonstrate clinical efficacy and to test further for safety within an expanded patient population, generally at multiple study
                                                                        sites.

                                                               The FDA continually reviews the clinical trial plans and results and may suggest changes or may require discontinuance of the trials at any time if significant safety issues arise.

4. Submission to the FDA of marketing authorization            The results of the preclinical studies and clinical studies are
  applications                                                 submitted to the FDA in the form of marketing approval authorization applications.

5.FDA approval of the application(s) prior to any             The testing and approval process will require substantial time,
  commercial sale or shipment of the drug. Biologic           effort and expense. The time for approval is affected by a number of
  product manufacturing establishments located in certain     factors, including relative risks and benefits demonstrated in
  states also may be subject to separate regulatory and       clinical trials, the availability of alternative treatments and the
  licensing requirement                                       severity of the disease. Additional animal studies or clinical trials may be requested during the FDA review period which might add to that time.

       After FDA approval for the initial indications and requisite approval of the manufacturing facility, further clinical trials may be required to gain approval for the use of the product for additional indications. The FDA may also require unusual or restrictive post-marketing testing and surveillance to monitor for adverse effects, which could involve significant expense, or may elect to grant only conditional approvals.

FDA MANUFACTURING REQUIREMENTS

       Among the conditions for product licensure is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the FDA's cGMP requirement. Even after product licensure approval, the manufacturer must comply with cGMP on a continuing basis, and what constitutes cGMP may change as the state of the art of manufacturing changes. Domestic manufacturing facilities are subject to regular FDA inspections for cGMP compliance which are normally held at least every two years. Foreign manufacturing facilities are subject to periodic FDA inspections or inspections by the foreign regulatory authorities with reciprocal inspection agreements with the FDA. Domestic manufacturing facilities may also be subject to inspection by foreign authorities.

ORPHAN DRUG ACT

       The Orphan Drug Act provides incentives to drug manufacturers to develop and manufacture drugs for the treatment of diseases or conditions that affect fewer than 200,000 individuals in the United States. Orphan drug status can also be sought for treatments for diseases or conditions that affect more than 200,000 individuals in the United States if the sponsor does not realistically anticipate its product becoming profitable from sales in the United States. We may apply for orphan drug status for certain of our therapies. Under the Orphan Drug Act, a manufacturer of a designated orphan product can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity in the United States for that product for the orphan indication. While the marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same compound for the same indication, it would not prevent other types of products from being approved for the same use including, in some cases, slight variations on the originally designated orphan product.

PROPOSED FDA REGULATIONS

       Proposed regulations of the FDA and other governmental agencies would place restrictions, including disclosure requirements, on researchers who have a financial interest in the outcome of their research. Under the proposed regulations, the FDA could also apply heightened scrutiny to, or exclude the results of, studies conducted by such researchers when reviewing applications to the FDA, which contain such research. Certain of our collaborators have stock options or other equity interests in us that could subject such collaborators and us to the proposed regulations.

       Our research and development is based on the use of human stem and progenitor cells. The FDA has published a "Proposed Approach to Regulation of Cellular and Tissue-Based Products" which relates to the use of human cells. We cannot now determine the effects of that approach or what regulatory actions might be taken from it. Restrictions exist on the testing or use of cells, whether human or non-human.

OTHER REGULATIONS

       In addition to safety regulations enforced by the FDA, we are also subject to regulations under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act and other present and potential future foreign, Federal, state and local regulations.

       Outside the United States, we will be subject to regulations which govern the import of drug products from the United States or other manufacturing sites and foreign regulatory requirements governing human clinical trials and marketing approval for our products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements vary widely from country to country. In particular, the European Union, or EU, is revising its regulatory approach to high tech products, and representatives from the United States, Japan and the EU are in the process of harmonizing and making more uniform the regulations for the registration of pharmaceutical products in these three markets.

REIMBURSEMENT AND HEALTH CARE COST CONTROL

       Reimbursement for the costs of treatments and products such as ours from government health administration authorities, private health insurers and others both in the United States and abroad is a key element in the success of new health care products. Significant uncertainty often exists as to the reimbursement status of newly approved health care products.

       The revenues and profitability of some health care-related companies have been affected by the continuing efforts of governmental and third party payers to contain or reduce the cost of health care through various means. Payers are increasingly attempting to limit both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA, and are refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of Federal and state proposals to implement government control over health care costs.

EMPLOYEES

       As of December 31, 2000, we had twenty-six full-time employees, of whom six have Ph.D. degrees, as well as two half-time employees. The equivalent of fifteen full-time employees work in research and development and laboratory support services. A number of our employees have held positions with other biotechnology or pharmaceutical companies or have worked in university research programs. No employees are covered by collective bargaining agreements.

SCIENTIFIC ADVISORY BOARD

       Members of our Scientific Advisory Board provide us with strategic guidance in regard to our research and product development programs, as well as assistance in recruiting employees and collaborators. Each Scientific Advisory Board member has entered into a consulting agreement with us. These consulting agreements specify the compensation to be paid to the consultant and require that all information about our products and technology be kept confidential. All of the Scientific Advisory Board members are employed by employers other than us and may have commitments to or consulting or advising agreements with other entities that limit their availability to us. The Scientific Advisory Board members have generally agreed, however, for so long as they serve as consultants to us, not to provide any services to any other entities that would conflict with the services the member provides to us. Members of the Scientific Advisory Board offer consultation on specific issues encountered by us as well as general advice on the directions of appropriate scientific inquiry for us. In addition, Scientific Advisory Board members assist us in assessing the appropriateness of moving our projects to more advanced stages. The following persons are members of our Scientific Advisory Board:

       o Irving L. Weissman, M.D., is the Karel and Avice Beekhuis Professor of Cancer Biology, Professor of Pathology and Professor of Developmental Biology at Stanford University. Dr. Weissman was a cofounder of SyStemix, Inc., and Chairman of its Scientific Advisory Board. He has served on the Scientific Advisory Boards of Amgen Inc., DNAX and T-Cell Sciences, Inc. Dr. Weissman is Chairman of the Scientific Advisory Board of StemCells.

       o David J. Anderson, Ph.D., is Professor of Biology, California Institute of Technology, Pasadena, California and Investigator, Howard Hughes Medical Institute.

       o Fred H. Gage, Ph.D., is Professor, Laboratory of Genetics, The Salk Institute for Biological Studies, La Jolla, California and Adjunct Professor, Department of Neurosciences, University of California, San Diego, California.

PROPERTIES

       Our current research laboratories and administrative offices are located in a leased 7,950 square-foot multipurpose building housing wet labs, specialty research areas and administrative offices located in Sunnyvale, California. The facilities are leased pursuant to lease agreements expiring August 31, 2001. These facilities were sufficient to accommodate our needs through the end of 2000, but our expanding endeavors require more space for both research and development in the future.

       We have therefore entered a 5-year lease, as of February 1, 2001, for a 40,000 square foot facility, located in the Stanford Research Park in Palo Alto, California, which includes vivarium space as well as laboratories, offices, and a GMP (Good Manufacturing Practices) suite, signifying that the facility can be used to manufacture materials for clinical trials. The new facility will better enable us to achieve our goal of utilizing genetically unmodified human stem cells for the treatment of disorders of the nervous system, liver, and pancreas. We expect to vacate our current premises and be moved into the new facility by May, 2001.

       We continue to lease the following facilities in Lincoln, Rhode Island obtained in connection with our former encapsulated cell technology: our former research laboratory and corporate headquarters building which contains 65,000 square feet of wet labs, specialty research areas and administrative offices held on a fifteen-year lease agreement, as well as a 21,000 square-foot pilot manufacturing facility and a 3,000 square-foot cell processing facility financed by bonds issued by the Rhode Island Industrial Facilities Corporation. In February, 2001, we subleased the 3,000 square foot facility and approximately one-third of the 65,000 square foot facility. We are actively seeking to sublease, assign or sell our remaining interests in these properties.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

       The common stock of StemCells is traded on the National Market System of NASDAQ under the Symbol STEM (Previously traded under the Symbol CTII until May
2000). The quarterly ranges of high and low sales prices for the last two fiscal years are shown below:

2000                                                                                         HIGH        LOW
----                                                                                         ----        ---
First Quarter...........................................................................        $20    $1 3/8
Second Quarter..........................................................................     $7 5/8        $2
Third Quarter...........................................................................  $11 41/61   $ 11/16
Fourth Quarter..........................................................................     $6 1/8    $2 1/4

1999                                                                                         HIGH        LOW
----                                                                                         ----        ---
First Quarter............................................................................  $1 25/32   $1 5/32
Second Quarter...........................................................................    $1 3/8   $ 17/32
Third Quarter............................................................................    $2 3/8   $ 11/16
Fourth Quarter...........................................................................    $1 5/8        $1

       No cash dividends have been declared on the Company common stock since the Company's inception.

       As of March 20th, 2001, there were approximately 278 holders of record of the common stock.

SELECTED FINANCIAL DATA

                                                                                   YEAR ENDED DECEMBER 31,
                                                                    2000           1999           1998           1997           1996
                                                                    ----           ----           ----           ----           ----
                                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of Operations Data
Revenue from collaborative & licensing agreements(1)....             $74         $5,022         $8,803        $10,617         $7,104
Research and development expenses.......................           5,979          9,984         17,659         18,604         17,130
Acquired research and development.......................              --             --             --          8,344             --
ECT wind-down and corporate relocation expenses.........           3,327          6,048             --             --             --
Net loss................................................       $(11,125)      $(15,709)      $(12,628)      $(18,114)      $(13,759)


Basic and diluted net loss per share available to common         $(0.57)        $(0.84)        $(0.69)        $(1.08)        $(0.89)
  shareholders before cumulative effect of an accounting
  change................................................
Cumulative effect of a change in accounting principle(2)         $(0.01)             --             --             --             --

Net loss per share applicable to common shareholders....         $(0.58)        $(0.84)        $(0.69)        $(1.08)        $(0.89)


Shares used in computing basic and diluted net loss per
  share.................................................          20,067         18,706         18,291         16,704         15,430

-----------

(1)    See footnote 3 in the consolidated financial statements

(2)    See footnote 2 in the consolidated financial statements

                                                                            DECEMBER 31,
                                                          -----------------------------------------------
                                                          2000        1999     1998      1997        1996
                                                          ----        ----     ----      ----        ----
                                                                        (IN THOUSANDS)
Balance Sheet Data
Cash, cash equivalents and marketable securities ......   $ 6,069   $ 4,760   $17,386   $29,050   $42,607
Restricted investments ................................    16,356      --        --        --        --
Total assets ..........................................    29,795    15,781    32,866    44,301    58,397
Long-term debt, including capitalized leases ..........     2,605     2,937     3,762     4,108     8,223
Redeemable common stock ...............................      --       5,249     5,249     5,583     8,159
Stockholders' equity ..................................    22,982     3,506    17,897    28,900    34,747

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related footnotes thereto.

       The statements contained in this report, other than statements of historical fact, constitute forward-looking statements. Such statements include, without limitation, all statements as to expectation or belief and statements as to our future results of operations, the progress of our research and product development programs, the need for, and timing of, additional capital and capital expenditures, partnering prospects, the need for additional intellectual property rights, effects of regulations, the need for additional facilities and potential market opportunities. Our actual results may vary materially from those contained in such forward-looking statements because of risks to which we are subject, such as failure to obtain a corporate partner or partners to support the development of our stem cell programs, our ability to sell, assign or sublease our interest in our facilities related to our encapsulated cell technology program, risks of delays in research, development and clinical testing programs, obsolescence of our technology, lack of available funding, competition from third parties, intellectual property rights of third parties, failure of our collaborators to perform, regulatory constraints, litigation and other risks to which we are subject. See "Cautionary Factors Relevant to Forward-Looking-Information" filed herewith as Exhibit 99 and incorporated herein by reference.

OVERVIEW

       Since our inception in 1988, we have been primarily engaged in research and development of human therapeutic products. As a result of a restructuring in the second half of 1999, our sole focus is now on our stem cell technology. At the beginning of last year, by contrast, our corporate headquarters, most of our employees, and the main focus of our operations were primarily devoted to a different technology--encapsulated cell therapy, or ECT. Since that time, we terminated a clinical trial of the ECT then in progress, we wound down our other operations relating to the ECT, we terminated the employment of those who worked on the ECT, we sold the ECT and we relocated from Rhode Island to Sunnyvale, California. Comparisons with last year's results are correspondingly less meaningful than they may be under other circumstances.

       We were known as CytoTherapeutics, Inc., until May 23, 2000, when we changed our name to StemCells, Inc.

       We have not derived any revenues from the sale of any products, and we do not expect to receive revenues from product sales for at least several years. We have not commercialized any product and in order to do so we must, among other things, substantially increase our research and development expenditures as research and product development efforts accelerate and clinical trials are initiated. We have incurred annual operating losses since inception and expect to incur substantial operating losses in the future. As a result, we are dependent upon external financing from equity and debt offerings and revenues from collaborative research arrangements with corporate sponsors to finance our operations. There are no such collaborative research arrangements at this time and there can be no assurance that such financing or partnering revenues will be available when needed or on terms acceptable to us.

       Our results of operations have varied significantly from year to year and quarter to quarter and may vary significantly in the future due to the occurrence of material, nonrecurring events, including without limitation the receipt of one-time, nonrecurring licensing payments, and the initiation or termination of research collaborations, in addition to the winding-down of terminated research and development programs referred to above.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

       Revenues totaled $74,000, $5,022,000 and $8,803,000 for the years ending December 31, 2000, 1999 and 1998, respectively. Revenues for 2000 are from Neurotech, S.A. in return for the assignment of our intellectual property assets relating to Encapsulated Cell Technology. Revenues for 1999 and 1998 were from collaborative agreements, earned primarily from a Development, Marketing and License Agreement with AstraZeneca Group plc, which was signed in March 1995 (the "Astra Agreement"). The decrease in revenues from 1998 to 1999 to 2000 resulted primarily from the June 1999 termination of the Astra Agreement.

       Research and development expenses totaled $5,979,000 in 2000, as compared to $9,984,000 in 1999 and $17,659,000 in 1998. The decrease of $4,005,000, or
40%, from 1999 to 2000 and the decrease of $7,675,000 or 43%, from 1998 to 1999, was primarily attributable to the wind-down of research activities relating to our encapsulated cell technology, precipitated by termination of the Astra Agreement.

       General and administrative expenses were $3,361,000 in 2000, compared with $4,927,000 in 1999 and $4,603,000 in 1998. The decrease of $1,566,000 or
32%, from 1999 to 2000 was primarily attributable to the relocation of our headquarters to a smaller facility as well as a reduction of personnel. Due to the wind-down of our encapsulated cell technology and relocation of our headquarters in October, the 1999 expenses are less than they would have been had these events not occurred.

       Wind-down expenses related to our ECT research, our Rhode Island operations and the transfer of our headquarters to Sunnyvale, California totaled $3,327,000 and $6,048,000 for 2000 and 1999, respectively. No such expenses were incurred in 1998. 1999 expenses included accruals of approximately $1.6 million for employee severance costs, $1.9 million in losses and reserves for the write-down of related patents and fixed assets, $1.2 million for our costs of settlement of a 1989 funding agreement with RIPSAT, $700,000 of estimated additional carrying costs through June 30, 2000, and other related expenses totaling $760,000.

       During 2000, we incurred approximately $290,000 of costs in excess of the amounts accrued as of December 31, 1999 for the carrying costs, including lease payments, property taxes and utilities, through the expected June 30, 2000 disposition of the Rhode Island facilities. During the third and fourth quarters of 2000 we incurred additional $1.3 million in carrying costs for the Rhode Island facilities, as we were unable to dispose of them, as expected. We have created a reserve of $1,780,000 related to the carrying costs for the Rhode Island facilities through 2001. On February 2001, we subleased portions of the facilities and are actively seeking to sublease, assign or sell our remaining interests in the properties. However, there can be no assurance that we will be able to dispose of these facilities in a reasonable time, if at all.

       Interest income for the years ended December 31, 2000, 1999 and 1998 totaled $303,000, $564,000 and $1,254,000, respectively. The average cash and investment balances were $5,668,000, $10,663,000 and $21,795,000 in 2000, 1999 and 1998, respectively. The decrease in interest income from 1998 to 1999 to 2000 was attributable to lower average balances.

       In 2000, interest expense was $273,000, compared to $335,000 in 1999 and $472,000 in 1998. The decrease from 1998 to 1999 to 2000 was attributable to lower outstanding debt and capital lease balances.

       During the second quarter 2000 we realized a $1,427,000 gain in connection with the sale of a portion of our investment in Modex. Modex Therapeutics Ltd ("Modex"), a Swiss biotechnology company that completed an initial public offering on June 23, 2000, and is publicly traded on the Swiss Neue Market exchange.

       The net loss in 2000, 1999 and 1998 was $11,125,000, $15,709,000, and
$12,628,000, respectively. The loss per share was $0.58, $.84 and $.69 in 2000, 1999 and 1998, respectively. The decrease from 1999 to 2000 is primarily attributable to the wind-down of our encapsulated cell technology research and our Rhode Island operations and offset by the elimination of revenue from the Astra Agreement. The increase from 1998 to 1999 is primarily attributable to the elimination of revenue from the Astra Agreement, which was terminated in June 1999, as well as expenses related to the wind-down of our encapsulated cell technology research and our other Rhode Island operations, the transfer of our corporate headquarters to Sunnyvale, California and an accrual for the our estimate of the costs of settlement of a funding agreement with RIPSAT.

LIQUIDITY AND CAPITAL RESOURCES

       Since our inception, we have financed our operations through the sale of common and preferred stock, the issuance of long-term debt and capitalized lease obligations, revenues from collaborative agreements, research grants and interest income.

       We had cash and cash equivalents totaling $6,069,000 at December 31, 2000. Cash equivalents are invested in money market funds. We also held shares of Modex Therapeutics Ltd ("Modex"), a Swiss biotechnology company that completed an initial public offering on June 23, 2000, and is publicly traded on the Swiss Neue Market exchange. During the second quarter 2000 we realized a $1,427,000 gain in connection with the sale of a portion of our investment in Modex. On January 9, 2001, we sold 22,616 Modex shares for a net price of 182.00 Swiss francs per share, which converts to $112.76 per share, for total proceeds of $2,550,000. On April 30, 2001, we sold the remaining 103,577 Modex shares for a net price of 87.30 Swiss Francs per share, which converts to approximately $50.30, for total proceeds of approximately $5,200,000.

       Our liquidity and capital resources were, in the past, significantly affected by our relationships with corporate partners, which were related to our former ECT. These relationships are now terminated, and we have not yet established corporate partnerships with respect to our stem cell technology.

       In the third quarter of 1999, we announced restructuring plans for the wind-down of operations relating to our ECT and to focus our resources on the research and development of our platform of proprietary stem cell technologies. We terminated approximately 68 full time employees and, in October 1999, relocated our corporate headquarters to Sunnyvale, California.

       As part of our restructuring of operations and relocation of corporate headquarters to Sunnyvale, California, we identified a significant amount of excess fixed assets. In December of 1999, we completed the disposition of those excess fixed assets, from which we received more than $746,000. The proceeds were used to fund our continuing operations

       On December 30, 1999 we sold our ECT and assigned our intellectual property assets in it to Neurotech S.A. for a payment of $3,000,000, royalties on future product sales, and a portion of certain Neurotech revenues from third parties. In addition, we retained certain non-exclusive rights to use ECT in combination with our proprietary stem cell technologies and in the field of vaccines for prevention and treatment of infectious diseases. We received $2,800,000 of the initial payment on January 3, 2000 with a remaining balance of $200,000 placed in escrow, to be released to us upon demonstration satisfactory to Neurotech that certain intellectual property is not subject to other claims. We received the remaining balance of $200,000 on December 04, 2000.

       In July 1999, as a result of our decision to close our Rhode Island facilities, the Rhode Island Partnership for Science and Technology, or RIPSAT, alleged that we were in default under a June, 1989 Funding Agreement, and demanded payment of approximately $2.6 million. While we believe we were not in default under the Funding Agreement, we deemed it best to resolve the dispute without litigation and, on March 3, 2000, entered into a settlement agreement with RIPSAT, the Rhode Island Industrial Recreational Building Authority, or IRBA, and the Rhode Island Industrial Facilities Corporation, or RIIFC. We agreed to pay RIPSAT $1,172,000 in full satisfaction of all of our obligations to them under the Funding Agreement. At the same time, IRBA agreed to return to us the full amount of our debt service reserve, comprising approximately $610,000 of principal and interest, relating to the bonds we had with IRBA and RIIFC. The $610,000 debt service reserve was transferred directly to RIPSAT, leaving the remainder of approximately $562,000 to be paid by us. We made this payment in March of 2000.

       Our liquidity and capital resources could have also been affected by a claim by Genentech, Inc., arising out of the their collaborative development and licensing agreement with us relating to the development of products for the treatment of Parkinson's disease; however, the claim was resolved with no effect on our resources. On May 21, 1998, Genentech exercised its right to terminate the Parkinson's collaboration and demanded that we redeem, for approximately $3,100,000, certain shares of our redeemable Common Stock held by Genentech. Genentech's claim was based on provisions in the agreement requiring us to redeem, at the price of $10.01 per share, the shares representing the difference between the funds invested by Genentech to acquire such stock and the amount expended by us on the terminated program less an additional $1,000,000. In March 2000, we entered into a Settlement Agreement with Genentech under which Genentech released us from any obligation to redeem any shares of our Common Stock held by Genentech, without cost to us. Accordingly, the $5.2 million of redeemable common stock shown as a liability in our December 31, 1999 balance sheet was transferred to equity in March, 2000 without any impact on our liquidity and capital resources. We and Genentech also agreed that all collaborations between us were terminated, and that neither of us had any rights to the intellectual property of the other.

       We continue to have outstanding obligations in regard to our former facilities in Lincoln, Rhode Island, including lease payments and operating costs of approximately $1,200,000 per year associated with our former research laboratory and corporate headquarters building, and debt service payments and operating costs of approximately $1,000,000 per year with respect to our pilot manufacturing and cell processing facility. We have subleased a portion of these facilities and are actively seeking to sublease, assign or sell our remaining interests in these facilities. Failure to do so within a reasonable period of time will have a material adverse effect on our liquidity and capital resources.

       On April 13, 2000, we sold 1,500 shares of our 6% cumulative convertible preferred stock plus warrants for a total of 75,000 shares of our common stock to two members of our Board of Directors for $1,500,000, on terms more favorable to us than we were able to obtain from outside investors. The face value of the shares of preferred stock is convertible at the option of the holders into common stock at $3.77 per share. The holders of the preferred stock have liquidation rights equal to their original investments plus accrued but unpaid dividends. The investors would be entitled to make additional investments in our securities on the same terms as those on which we complete offerings of our securities with third parties within 6 months, if any such offerings are completed. They have waived that right with respect to the common stock transactions described below. If offerings totaling at least $6 million are not completed during the 6 months, the investors have the right to acquire up to a total of 1,126 additional shares of convertible preferred stock, the face value of which is convertible at the option of the holders into common stock at $6.33 per share. Any unconverted preferred stock is converted, at the applicable conversion price, on April 13, 2002 in the case of the original stock and two years after the first acquisition of any of the additional 1,126 shares, if any are acquired. The warrants expire on April 13, 2005.

       On August 3, 2000, we completed a $4 million common stock financing transaction with Millennium Partners, LP, or the Fund, an investment fund with more than a billion dollars in assets under management. We received $3 million of the purchase price at the closing and received the remaining $1 million upon effectiveness of a registration statement covering the shares purchased by the Fund. The Fund purchased our common stock at $4.33 per share. The Fund may be entitled, pursuant to an adjustable warrant issued in connection with the sale of common stock to the Fund, to receive additional shares of common stock on eight dates beginning six months from the closing and every three months thereafter. The number of additional shares the Fund may be entitled to on each date will be based on the number of shares of common stock the Fund continues to hold on each date and the market price of our common stock over a period prior to each date. We will have the right, under certain circumstances, to cap the number of additional shares by purchasing part of the entitlement from the Fund. The Fund also received a warrant to purchase up to 101,587 shares of common stock at $4.725 per share. This warrant is callable by us at $7.875 per underlying share.

       In addition, the Fund has the option for twelve months to purchase up to $3 million of additional common stock. On August 23, 2000 the Fund exercised $1,000,000 of its option to purchase additional common stock at $5.53 per share. The Fund paid $750,000 of the purchase price in connection with the closing on August 30, 2000, and paid the remaining $250,000 upon effectiveness of a registration statement covering the shares owned by the Fund. At the closing on August 30,

2000, we issued to the Fund an adjustable warrant similar to the one issued on August 3, 2000. This adjustable warrant was canceled by agreement between us and the Fund on November 1, 2000. The Fund also received a warrant to purchase up to 19,900 shares of common stock at $6.03 per share. This warrant is callable by us at $10.05 per underlying share.

       We have limited liquidity and capital resources and must obtain significant additional capital resources in the future in order to sustain our product development efforts, for acquisition of technologies and intellectual property rights, for preclinical and clinical testing of our anticipated products, pursuit of regulatory approvals, acquisition of capital equipment, laboratory and office facilities, establishment of production capabilities and for general and administrative expenses. Our ability to obtain additional capital will be substantially dependent on our ability to obtain partnering support for our stem cell technology and, in the near term, on our ability to realize proceeds from the sale, assignment or sublease of our facilities in Rhode Island. Failure to do so will have a material effect on our liquidity and capital resources. Until our operations generate significant revenues from product sales, we must rely on cash reserves and proceeds from equity and debt offerings, proceeds from the transfer or sale of our intellectual property rights, equipment, facilities or investments, government grants and funding from collaborative arrangements, if obtainable, to fund our operations.

       We intend to pursue opportunities to obtain additional financing in the future through equity and debt financings, grants and collaborative research arrangements. The source, timing and availability of any future financing will depend principally upon market conditions, interest rates and, more specifically, on our progress in our exploratory, preclinical and future clinical development programs. Lack of necessary funds may require us to delay, reduce or eliminate some or all of our research and product development programs or to license our potential products or technologies to third parties. Funding may not be available when needed--at all, or on terms acceptable to us. While our cash requirements may vary, as noted above, we currently expect that our existing capital resources, including income earned on invested capital, will be sufficient to fund our operations through December of 2001. Our cash requirements may vary, however, depending on numerous factors. Lack of necessary funds may require us to delay, scale back or eliminate some or all of our research and product development programs and/or our capital expenditures or to license our potential products or technologies to third parties.

RECENT ACCOUNTING PRONOUNCEMENT

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." We are required to adopt SFAS 133 effective January 1, 2001. Because we do not hold any derivative instruments and do not engage in hedging activities, management does not believe the adoption of SFAS 133 will have an impact on our financial position or results of operations.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       On December 31, 2000, we had an investment in common stock of Modex Therapeutics Ltd. (Modex), a Swiss Biotherapeutics company. On January 9, 2001, we sold 22,616 Modex shares for a net price of 182.00 Swiss francs per share, which converts to $112.76 per share, for total proceeds of $2,550,230. On April 30, 2001, we sold the remaining 103,577 Modex shares for a net price of 87.30 Swiss Francs per share, which converts to approximately $50.30, for total proceeds of approximately $5,200,000.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
StemCells, Inc.

       We have audited the accompanying consolidated balance sheets of StemCells, Inc. (formerly CytoTherapeutics, Inc.) as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in redeemable common stock and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of StemCells, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

       As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the beneficial conversion of preferred shares.

                                        /s/ ERNST & YOUNG LLP
                                        ---------------------------------------

Palo Alto, California
February 23, 2001

StemCells, Inc. Consolidated Balance Sheets

                                                                                                     DECEMBER 31,
                                                                                              ------------------------
                                                                                              2000                1999
                                                                                              ----                ----
ASSETS
Current assets:
  Cash and cash equivalents ...........................................................   $   6,068,947    $   4,760,064
  Short-term restricted investments ...................................................      16,356,334             --
  Accrued interest receivable .........................................................          16,725           42,212
  Technology sale receivable ..........................................................            --          3,000,000
  Debt service fund ...................................................................            --            609,905
  Other current assets ................................................................         524,509          558,674

Total current assets ..................................................................      22,966,515        8,970,855
Property held for sale ................................................................       3,203,491        3,203,491
Property, plant and equipment, net ....................................................       1,451,061        1,747,885
Other assets, net .....................................................................       2,173,912        1,858,768

Total assets ..........................................................................   $  29,794,979    $  15,780,999

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ....................................................................   $     526,191    $     631,315
  Accrued expenses ....................................................................         837,358          970,546
  Accrued wind-down costs .............................................................       1,780,579        1,634,522
  Current maturities of capital lease obligations .....................................         332,083          324,167

Total current liabilities .............................................................       3,476,211        3,560,550
Capital lease obligations, less current maturities ....................................       2,605,000        2,937,083
Deposits ..............................................................................          26,000           26,000
Deferred rent .........................................................................         705,746          502,353
Commitments
Redeemable common stock, $.01 par value; 524,337 shares issued and outstanding at
  December 31, 1999, none at December 31, 2000 ........................................            --          5,248,610
Stockholders' equity:
  Convertible Preferred Stock, $.01 par value; 1,000,000 shares authorized, 2,626 designated as 6% Cumulative Convertible Preferred Stock 1,500 shares issued and
  outstanding at December 31, 2000, none at December 31, 1999 .........................       1,500,000             --
  Common stock, $.01 par value; 45,000,000 shares authorized; 20,956,887 and 18,635,565
  shares issued and outstanding at December 31, 2000 and 1999, respectively ...........         209,569          186,355
  Additional paid-in capital ..........................................................     138,150,067      123,917,758
  Accumulated deficit .................................................................    (130,498,187)    (119,372,710)
  Accumulated other comprehensive income ..............................................      16,356,334             --
  Deferred compensation ...............................................................      (2,735,761)      (1,225,000)

Total stockholders' equity ............................................................      22,982,022        3,506,403

Total liabilities and stockholders' equity ............................................   $  29,794,979    $  15,780,999

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

StemCells, Inc. Consolidated Statements of Operations

                                                                                     YEAR ENDED DECEMBER 31,
                                                                              ------------------------------------
                                                                              2000            1999            1998
                                                                              ----            ----            ----
Revenue from collaborative and licensing agreements ..................   $     74,300    $  5,021,707    $  8,803,163
Operating expenses:
  Research and development ...........................................      5,979,007       9,984,027      17,658,530
  General and administrative .........................................      3,361,231       4,927,303       4,602,758
  Encapsulated Cell Therapy wind-down and corporate relocation .......      3,327,360       6,047,806            --

                                                                           12,667,598      20,959,136      22,261,288

Loss from operations .................................................    (12,593,298)    (15,937,429)    (13,458,125)
Other income (expense):
  Interest income ....................................................        303,746         564,006       1,253,781
  Interest expense ...................................................       (272,513)       (335,203)       (472,400)
  Gain on sale of Investment .........................................      1,427,686            --              --
  Other income .......................................................          8,902            --            48,914

                                                                            1,467,821         228,803         830,295

Net loss .............................................................   $(11,125,477)   $(15,708,626)   $(12,627,830)
Deemed dividend to preferred shareholders ............................       (265,000)           --              --

Net loss applicable to common shareholders before a cumulative effect
  of a change in accounting principle ................................   $(11,390,477)   $(15,708,626)   $(12,627,830)
Cumulative effect of a change in accounting principle due to deemed
  dividend ...........................................................   $   (216,000)   $         --    $        --

Net loss applicable to common shareholders ...........................   $(11,606,477)   $(15,708,626)   $ 12,627,830)


Basic and diluted net loss per share applicable to common shareholders
  before cumulative effect ...........................................   $       (.57)   $       (.84)   $       (.69)
Cumulative effect of a change in accounting principle ................   $       (.01)           --              --

Basic and diluted net loss per share applicable to common shareholders   $       (.58)   $       (.84)   $       (.69)
Shares used in computing basic and diluted net loss per share ........     20,067,760      18,705,838      18,290,548

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 STEMCELLS, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY

                                               REDEEMABLE
                                               COMMON STOCK                   COMMON STOCK             ADDITIONAL
                                               ------------                   ------------              PAID-IN
                                          SHARES         AMOUNT           SHARES       AMOUNT           CAPITAL
                                          ------         ------           ------       ------          ----------
Balances, December 31, 1997.......       557,754      $5,583,110       17,526,220     $175,262       $121,472,844
Issuance of common stock under the            --              --           43,542          436             83,622
  stock purchase plan.............
Common stock issued pursuant to               --              --           84,812          848            143,025
  employee benefit plan...........
Issuance of common stock--StemCells           --              --          101,320        1,013            505,587
Redeemable common stock lapses....       (33,417)       (334,500)          33,417          334            334,166
Exercise of stock options.........            --              --           11,012          110              1,254
Deferred compensation--amortization           --              --               --           --            321,108
  and cancellations...............
Change in unrealized losses on                --              --               --           --                 --
  marketable securities...........
Net loss..........................            --              --               --           --                 --

Comprehensive loss................

Balances, December 31, 1998.......       524,337       5,248,610       17,800,323      178,003        122,861,606

                                                             ACCUMULATED
                                                                OTHER                               TOTAL
                                          ACCUMULATED       COMPREHENSIVE           DEFERRED        STOCKHOLDERS'
                                            DEFICIT          INCOME (LOSS)       COMPENSATION         EQUITY
                                          -----------       --------------       ------------       -------------
Balances, December 31, 1997.......      $ (91,036,254)            $(8,877)       $(1,702,820)         $28,900,155
Issuance of common stock under the                                                                         84,058
  stock purchase plan.............
Common stock issued pursuant to                    --                  --                 --              143,873
  employee benefit plan...........
Issuance of common stock--StemCells                --                  --                 --              506,600
Redeemable common stock lapses....                 --                  --                 --              334,500
Exercise of stock options.........                 --                  --                 --                1,364
Deferred compensation--amortization                --                  --            229,901              551,009
  and cancellations...............
Change in unrealized losses on                     --               3,679                 --                3,679
  marketable securities...........
Net loss..........................        (12,627,830)                 --                 --          (12,627,830)

Comprehensive loss................                                                                    (12,624,151)

Balances, December 31, 1998.......       (103,664,084)             (5,198)        (1,472,919)          17,897,408

                                 STEMCELLS, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
          REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

                                               REDEEMABLE
                                               COMMON STOCK                   COMMON STOCK             ADDITIONAL
                                               ------------                   ------------              PAID-IN
                                          SHARES         AMOUNT           SHARES       AMOUNT           CAPITAL
                                          ------         ------           ------       ------          ----------
Balances, December 31, 1998.......       524,337      $5,248,610       17,800,323     $178,003       $122,861,606
Issuance of common stock..........            --              --          196,213       $1,962           $318,221
Issuance of common stock under the
  stock purchase plan.............            --              --           57,398          574             41,619
Common stock issued pursuant to
  employee benefit plan...........            --              --           90,798          908            102,502
Exercise of stock options.........            --              --          490,833        4,908            513,534
Deferred compensation--amortization
  and cancellations...............            --              --               --           --             80,276
Change in unrealized losses on
  marketable securities...........            --              --               --           --                 --
Net loss..........................            --              --               --           --                 --
Comprehensive loss................

Balances, December 31, 1999.......       524,337       5,248,610       18,635,565      186,355        123,917,758

                                                             ACCUMULATED
                                                                OTHER                               TOTAL
                                          ACCUMULATED       COMPREHENSIVE           DEFERRED        STOCKHOLDERS'
                                            DEFICIT          INCOME (LOSS)       COMPENSATION         EQUITY
                                          -----------       --------------       ------------       -------------
Balances, December 31, 1998.......      $ (103,664,084)            $(5,198)       $(1,472,919)         $17,897,408
Issuance of common stock..........                  --                  --                 --             $320,183
Issuance of common stock under the
  stock purchase plan.............                                                                          42,193
Common stock issued pursuant to
  employee benefit plan...........                  --                  --                 --              103,410
Exercise of stock options.........                  --                  --                 --              518,442
Deferred compensation--amortization
  and cancellations...............                  --                  --            247,919              328,195
Change in unrealized losses on
  marketable securities...........                  --               5,198                 --                5,198
Net loss..........................         (15,708,626)                  --                --          (15,708,626)
Comprehensive loss................                                                                     (15,703,428)

Balances, December 31, 1999.......        (119,372,710)                  --        (1,225,000)           3,506,403

                                 STEMCELLS, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
          REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

                                                   REDEEMABLE
                                                  COMMON STOCK                PREFERRED STOCK                 COMMON STOCK
                                             -------------------------    -----------------------          --------------------
                                             SHARES             AMOUNT    SHARES           AMOUNT          SHARES        AMOUNT
                                             ------             ------    ------           ------          ------        ------
Balances, December 31, 1999.......          524,337         $5,248,610        --               --      18,635,565      $186,355
  Issuance of common stock to
  Millennium Partners LP,
  net of issuance costs
  of $598,563.....................               --                 --        --               --       1,104,435       $11,044
Issuance of common stock related to
  license agreements..............               --                 --        --               --          77,800          $778
Common stock issued pursuant to
  employee benefit plan...........               --                 --        --               --           6,672           $68
  Exercise of employee stock options             --                 --        --               --         608,078        $6,081
Redeemable common stock conversion.        (524,337)       $(5,248,610)       --               --         524,337        $5,243
Issuance of preferred stock.......               --                 --     1,500       $1,500,000              --            --
Deferred compensation--amortization
  and cancellations...............               --                 --        --               --              --            --
Unrealized gain on short-term
  restricted investments..........               --                 --        --               --              --            --
Net loss..........................               --                 --        --               --              --            --

  Comprehensive Income............

Balances, December 31, 2000.......               --                 --     1,500       $1,500,000      20,956,887      $209,569

                                                                                 ACCUMULATED
                                            ADDITIONAL                              OTHER                               TOTAL
                                            PAID-IN           ACCUMULATED      COMPREHENSIVE        DEFERRED         STOCKHOLDERS'
                                             CAPITAL           DEFICIT          INCOME (LOSS)     COMPENSATION          EQUITY
                                            ----------       ------------      --------------     ------------       -------------
Balances, December 31, 1999.......        $123,917,758     $(119,372,710)                $--       $(1,225,000)         $3,506,403
  Issuance of common stock to
  Millennium Partners LP,
  net of issuance costs
  of $598,563.....................          $4,390,393                 --                --                 --          $4,401,437
Issuance of common stock related to
  license agreements..............            $364,222                 --                --                 --            $365,000
Common stock issued pursuant to
  employee benefit plan...........             $27,112                 --                --                 --             $27,180
  Exercise of employee stock options          $651,828                 --                --                 --            $657,909
Redeemable common stock conversion          $5,243,367                 --                --                 --          $5,248,610
Issuance of preferred stock.......                  --                 --                --                 --          $1,500,000
Deferred compensation--amortization
  and cancellations...............          $3,555,387                 --                --        $(1,510,760)         $2,044,627
Unrealized gain on short-term
  restricted investments..........                  --                 --       $16,356,334                 --         $16,356,334
Net loss..........................                  --      $(11,125,477)                --                 --       $(11,125,477)

  Comprehensive Income............                                                                                      $5,230,858

Balances, December 31, 2000.......        $138,150,067     $(130,498,187)       $16,356,334       $(2,735,761)         $22,982,022


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STEMCELLS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------
                                                                       2000           1999              1998
                                                                       ----           ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ......................................................   $(11,125,477)   $(15,708,626)   $(12,627,830)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization ...............................        738,593       1,717,975       2,244,146
  Acquired research and development ...........................           --              --           551,009
  Amortization of deferred compensation .......................      2,044,627         328,195            --
  Fair market adjustment for property held for sale ...........        300,000
  Other non-cash charges ......................................        320,183         410,173
  Gain on investment ..........................................     (1,427,686)           --              --
  Loss on sale of property, plant and equipment ...............           --         1,117,286            --
  Loss on sale of intangibles .................................           --           440,486            --
      Changes in operating assets and liabilities:
  Accrued interest receivable .................................         25,488         164,397         346,577
  Technology receivable .......................................      3,000,000            --              --
  Other current assets ........................................        315,213         283,000        (265,665)
  Accounts payable and accrued expenses .......................        (92,255)      1,344,142      (2,378,613)
  Deferred rent ...............................................        203,393         279,680            --
  Deferred revenue ............................................           --        (2,500,000)      2,483,856

Net cash used in operating activities .........................     (6,318,104)    (11,913,282)     (9,236,347)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of Investments .............................      1,427,686            --              --
Purchases of marketable securities ............................     (4,397,676)    (18,982,387)
Proceeds from sales of marketable securities ..................     13,923,813      22,573,625
Purchases of property, plant and equipment ....................       (151,212)       (192,747)     (2,153,525)
Proceeds on sale of fixed assets ..............................           --           746,448            --
Acquisition of other assets ...................................       (886,751)       (558,311)       (400,219)
Disposal of other assets ......................................           --           440,486            --

Net cash provided by investing activities .....................        389,723       9,962,013       1,037,494
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock ........................      4,401,437         145,603         227,931
Proceeds from the exercise of stock options ...................        685,089         518,442           1,364
Common stock issued for agreements ............................        365,000            --              --
Proceeds from issuance of preferred stock .....................      1,500,000            --              --
Proceeds from debt financings .................................           --              --         1,259,300
Change in debt service fund ...................................        609,905            --              --
Repayments of debt and lease obligations ......................       (324,167)     (1,817,500)     (1,366,655)

Net cash provided by (used in) financing activities ...........      7,237,264      (1,153,455)        121,940

Increase (decrease) in cash and cash equivalents ..............      1,308,883      (3,104,724)     (8,076,913)
Cash and cash equivalents at beginning of year ................      4,760,064       7,864,788      15,941,701

Cash and cash equivalents at end of the year ..................   $  6,068,947    $  4,760,064    $  7,864,788

Supplemental disclosure of cash flow information:
Interest paid .................................................   $    272,513    $    335,203    $    444,047

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

StemCells, Inc. Notes to Consolidated Financial Statements December 31, 2000

1.  NATURE OF BUSINESS

       StemCells, Inc. (the "Company") is a biopharmaceutical company that operates in one segment, engaged in the development of novel stem cell therapies designed to treat human diseases and disorders. On May 23, 2000, the Company's name was changed to Stem Cells, Inc. from CytoTherapeutics, Inc. by vote of the shareholders at the Annual Meeting.

       As of December 31, 2000, the Company had cash and cash equivalents of approximately $6.1 million and a restricted short-term equity investment of approximately $16.4 million in Modex Therapeutics, a Swiss Biotherapeutics company. Since inception, the Company has incurred annual losses and negative cash flows from operations and has an accumulated deficit of approximately $130.5 million at December 31, 2000. The Company has not derived any revenues from the sale of any products, and does not expect to receive revenues from product sales for at least several years. As a result, the Company is dependent upon external financing from equity and debt offerings and revenues from collaborative research arrangements with corporate sponsors to finance its operations. There are no such collaborative research arrangements at this time and there can be no assurance that such financing or partnering revenues will be available when needed or on terms acceptable to the Company.

       As noted above, the Company has a restricted investment in Modex Therapeutics, a Swiss Biotherapeutics company with a fair market value of approximately $16.4 million at December 31, 2000. On January 9, 2001, the Company sold 22,616 shares of Modex common stock for total proceeds of approximately $2.5 million. The Company is restricted from selling any of the remaining 103,577 shares until April 12, 2001. The value of the Company's holdings is subject to market risk and foreign currency fluctuation and could decrease significantly. The Company is currently in discussions with Modex to sell the remaining shares during 2001. If the Company decided to sell the Modex shares, due to relatively small trading volume in Modex shares and the relatively large size of the Company holdings, or other factors, the Company may not be able to sell its Modex shares at their market value or at all, and the Company may have to sell these shares at a significant discount to the market price.

       If the Company is unable to obtain the necessary proceeds from the sale of Modex shares, significant reductions in spending and the delay or cancellation of planned activities may be necessary. In such event, the Company intends to implement expense reduction plans in a timely manner to enable the Company to meet its operating cash requirements through December 31, 2001.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include accounts of the Company and StemCells California, Inc., a wholly owned subsidiary. Significant intercompany accounts have been eliminated in consolidation.

USE OF ESTIMATES

       The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States, that requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS AND INVESTMENTS

       Cash equivalents include funds held in investments with original maturities of three months or less when purchased. The Company's policy regarding selection of investments, pending their use, is to ensure safety, liquidity, and capital preservation while obtaining a reasonable rate of return.

       The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company classifies such holdings as available-for-sale securities, which are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity.

COMPREHENSIVE INCOME (LOSS)

       Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). The only component of other comprehensive income
(loss) is unrealized gains and losses on our available-for-sale securities. Comprehensive income (loss) has been disclosed in the statement of changes in redeemable common stock and stockholders' Equity.

PROPERTY, PLANT AND EQUIPMENT

       As a result of the Company's decision to exit the encapsulated cell technology and relocate its corporate headquarters to Sunnyvale, California, certain property considered by management to no longer be necessary has been made available for sale or lease. The aggregate carrying value of such property has been reviewed by management, subject to appraisal and adjusted downward to estimated market value.

       Property, plant and equipment, including that held under capital lease obligations, is stated at cost and depreciated using the straight-line method over the estimated life of the respective asset, or the lease term if shorter, as follows:

Building and improvements..............................................................  3 - 15 years
Machinery and equipment................................................................  3 - 10 years
Furniture and fixtures.................................................................  3 - 10 years

PATENT AND LICENSE COSTS

       The Company capitalizes certain patent costs related to patent applications. Accumulated costs are amortized over the estimated economic life of the patents, not to exceed 17 years, using the straight-line method, commencing at the time the patent is issued. Costs related to patent applications are charged to expense at the time such patents are deemed to have no continuing value. At December 31, 2000 and 1999, total costs capitalized were $638,000 and $718,000 and the related accumulated amortization were $9,000 and $9,000, respectively. Patent expense totaled $305,000, $539,000, and $3,000 in 2000, 1999 and 1998, respectively.

       In December 1999 the Company sold its Encapsulated Cell Technology ("ECT") to Neurotech, S.A. for an initial payment of $3,000,000, which was paid in 2000, royalties on future product sales, and a portion of certain Neurotech revenues from third parties in return for the assignment to Neurotech of intellectual property assets relating to ECT. In addition, the Company retained certain non-exclusive rights to use ECT in combination with its proprietary stem cell technology and in the field of vaccines for prevention and treatment of infectious diseases. The patent portfolio that was sold had a net book value of $3,180,000. In year 2000 the Company received $74,300 representing a portion of revenues received by Neurotech from third parties.

STOCK BASED COMPENSATION

       The Company grants qualified stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and, accordingly, recognizes no compensation expense for qualified stock option grants.

       For certain non-qualified stock options granted to non-employees, the Company accounts for these grants in accordance with FAS No. 123--ACCOUNTING FOR STOCK-BASED COMPENSATION AND EITF96-18--ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES, and accordingly, recognizes as consulting expenses the estimated fair value of such options as calculated using the Black-Scholes valuation model, and is remeasured during the vesting period. Fair value is determined using methodologies allowable by FAS No. 123. The cost is amortized over the vesting period of each option or the recipient's contractual arrangement, if shorter.

LONG LIVED ASSETS

       The Company routinely evaluates the carrying value of its long-lived assets. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets. If an impairment exists, the charge to operations is measured as the excess of the carrying amount over the fair value of the assets.

INCOME TAXES

       The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities as well as net operating loss carry forwards and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

REVENUE RECOGNITION

       Revenues from collaborative agreements are recognized as earned upon either the incurring of reimbursable expenses directly related to the particular research plan or the completion of certain development milestones as defined within the terms of the collaborative agreement. Payments received in advance of research performed are designated as deferred revenue. StemCells recognizes non-refundable upfront license fees and certain other related fees on a straight-line basis over the development period. Fees associated with substantive at risk, performance milestones are recognized as revenue upon their completion, as defined in the respective agreements.

RECENT ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." The Company is required to adopt SFAS 133 effective January 1, 2001. Because the Company does we does not hold any derivative instruments and does not engage in hedging activities, management does not believe the adoption of SFAS 133 will have an impact on our financial position or results of operations.

       In November 2000, the FASB issued Emerging Issues Task Force Issue No. 00-27, "Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments" ("EITF 00-27") which is effective retroactively to September 1999 for all such instruments. EITF 00-27 clarifies the accounting for instruments with beneficial conversion features or contingently adjustable conversion ratios. According to the new accounting principle, the beneficial conversion features should be calculated by first allocating the proceeds received from the financing among the convertible instrument and the detachable warrants and then, measuring the beneficial conversion feature between the stated conversion price of the convertible instrument and the effective conversion price based on the allocated proceeds. Previously, the beneficial conversion feature calculation was based on the difference between the stated conversion price of the convertible instrument and the fair value of the Company's stock price on the closing date of the financing. As a result of the new accounting principle, the Company modified the calculation of the beneficial conversion features associated with its 6% cumulative convertible preferred stock.

       The Company has presented the effect of adopting the new accounting principle as a cumulative effect of a change in accounting principle as allowed for in EITF 00-27. Accordingly, the Company has recognized an additional $216,000 of deemed dividend on preferred stock.

RESEARCH AND DEVELOPMENT COSTS

       The Company expenses all research and development costs as incurred.

NET LOSS PER SHARE

       Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The Company has excluded outstanding stock options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are anti-dilutive for all applicable periods presented.

3.  WIND-DOWN OF ENCAPSULATED CELL TECHNOLOGY RESEARCH AND DEVELOPMENT PROGRAM

       Until mid-1999, the Company engaged in research and development in encapsulated cell therapy technology, including a pain control program funded by AstraZeneca Group plc. The results from the 85-patient double-blind, placebo-controlled trial of our encapsulated bovine cell implant for the treatment of severe, chronic pain in cancer patients did not, however, meet the criteria AstraZeneca had established for continuing trials for the therapy, and in June 1999 AstraZeneca terminated the collaboration, as allowed under the terms of the original collaborative agreement signed in 1995.

       As a result of termination, management determined in July 1999 to restructure its research operations to abandon all further encapsulated cell technology research and concentrate its resources on the research and development of its proprietary platform of stem cell technologies.

       The Company wound down its research and manufacturing operations in Lincoln, Rhode Island, and relocated its remaining research and development activities, and its corporate headquarters, to the facilities of its wholly owned subsidiary, StemCells California, Inc., in Sunnyvale, California, in October 1999. The Company terminated legal, professional and consulting contractual arrangements in support of ECT research. The Company had used these legal, professional and consulting contractual arrangements to meet regulatory requirements in support of its research work, to support contractual arrangements with clinical sites, to provide assistance at clinical sites in administrating therapy and documenting activities, and to assist in compliance with FDA and other regulations regarding its clinical trials. ECT related patent law work was also terminated. The Company also engaged professional consultants in connection with the determination to exit its ECT activities and restructure its operations, which concluded with the exit from ECT activities and relocation of its corporate headquarters to California. The Company reduced its workforce by approximately 58 employees who had been focused on ECT programs and 10 administrative employees. As a result, the Company sold excess furniture and equipment in December 1999 and is seeking to sublease the science and administrative facility and to sell the pilot manufacturing facility.

       Wind-down expenses totaled $3,327,360 and $6,047,806, for the year ended December 31, 2000 and 1999, respectively. No such expenses were incurred in 1998. These expenses relate to the wind-down of our encapsulated cell technology research and other Rhode Island operations and the transfer of the corporate headquarters to Sunnyvale, California. Expenses for the year 2000, includes an accrual for the estimated lease and facility costs related to the facilities in Rhode Island through 2001. Expenses for the year 1999 also includes an accrual for the estimate of the costs of settlement of a 1989 funding agreement with the Rhode Island Partnership for Science and Technology ("RIPSAT").

       At December 31, 1999, the Company's $1.6 million wind-down reserve included approximately $1.2 million for the RIPSAT settlement and approximately $0.4 million for Rhode Island facility for the estimated lease payments and operating costs of the Rhode Island facilities through an expected disposal date of June 30, 2000. In 2000 the Company settled with RIPSAT, paid $1.2 million and paid 0.4 million related to Rhode Island facilities. The Company did not sublet the Rhode Island facilities in 2000 and therefore made a change in estimate to accrue additional expenses of $3.3 million to cover operating lease payments, utilities, taxes, insurance, maintenance, interest and other non-employee expenses through 2001.

At December 31, 2000 the remaining wind-down reserve totaled $1.7 million.

       A description of wind-down expenses, including the amounts and periods of recognition, are as follows:

                                                 YEAR ENDED         YEAR ENDED
                                             DECEMBER 31, 1999   DECEMBER 31, 2000
                                             -----------------   -----------------
Employee severance costs .................       $1,554,000
Impairment losses(1):
  Fixed assets ...........................          800,000
  ECT patents ............................          260,000
                                                  1,060,000
Rhode Island facilities carrying costs(2):
  Corporate headquarters .................          702,000       $3,327,000
  Pilot manufacturing plant ..............          562,000
                                                  1,264,000        3,327,000
Employee outplacement ....................          200,000
RIPSAT settlement(3) .....................        1,172,000
Loss on sale of assets(4):
  Fixed assets ...........................          318,000
  ECT patents ............................          180,000
                                                    498,000
Write-down of pilot plant(5) .............          300,000
                                                 $6,048,000       $3,327,000

-----------

(1) Management's estimate of the fixed asset impairment was derived from communications with an outside auction house. The patent impairment loss was based on preliminary negotiations with parties interested in acquiring the patents.

(2) Facilities carrying costs include operating lease payments, utilities, property taxes, insurance, maintenance, interest and other non-employee related expenses necessary to maintaining these facilities through the expected date of disposition (December 31, 2001)

(3) The Company originally received funding from the Rhode Island Partnership for Science and Technology (RIPSAT) for purposes of conducting ECT activities conditioned upon maintaining the operation within the state. RIPSAT claimed that the Company's decision to exit ECT activities and close the Rhode Island operation was in violation of the funding arrangement and that the Company was obligated to return a portion of the funding proceeds. Although the Company disputed these claims, during the fourth quarter of 1999, management determined it was in the best interest of the Company to settle the issue.

(4) The Company held an auction to sell all ECT fixed assets. Proceeds from that sale resulted in a loss, which was related to machinery and equipment ($292,000), and furniture and fixtures ($26,000).

(5) The write-down of the pilot plant was based on an independent property appraisal.

       Property held for sale at December 31, 2000 and 1999, consisted of $3.2 million relating to the Company's pilot plant facility located in Lincoln, Rhode Island. The company suspended depreciation of these assets in 1999. The balance reflected the $300,000 write-down included as part of the additional wind-down expenses recognized in accordance with Financial

Accounting Standards Board Statement 121, which requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. There were no such assets at December 31, 1998.

4.  STEMCELLS CALIFORNIA, INC.

       In September 1997, a merger of a wholly owned subsidiary of the company and StemCells California, Inc. was completed. As part of the acquisition of StemCells, Richard M. Rose, M.D., became President, Chief Executive Officer and director of the Company and Dr. Irving Weissman became a director of the Company. Upon consummation of the merger, the Company entered into consulting arrangements with the principal scientific founders of StemCells: Dr. Irving Weissman, Dr. Fred H. Gage and Dr. David Anderson. Additionally, in connection with the merger, the Company was granted an option by the former shareholders of StemCells to repurchase 500,000 of the Company's shares of Common Stock exchanged for StemCells shares, upon the occurrence of certain events. To attract and retain Drs. Rose, Weissman, Gage and Anderson, and to expedite the progress of the Company's stem cell program, the Company awarded these individuals options to acquire a total of approximately 1.6 million shares of the Company's common stock, at an exercise price of $5.25 per share, the quoted market price at the grant date. The Company also designated a pool of 400,000 options to be granted to persons in a position to make a significant contribution to the success of the stem cell program. Under the original grants, approximately 100,000 of these options were exercisable immediately on the date of grant, 1,031,000 of these options would vest and become exercisable only upon the achievement of specified milestones related to the Company's stem cell development program and the remaining 468,750 options would vest over eight years. In connection with the 468,750 options issued to a non-employee, Dr. Anderson, the Company recorded deferred compensation of $1,750,000, the fair value of such options at the date of grant, which will be amortized over an eight-year period. The fair value was determined using the Black-Scholes method.

       Effective October 31, 2000, the Company agreed with Drs. Weissman and Gage to revise their 468,750 milestone-vesting stock options to time-based vesting, on the same schedule as Dr. Anderson's option. Under each of the revised options, 168,750 shares vested immediately, and the remaining 300,000 shares will vest at 50,000 per year on September 25, until September 25, 2005, when the final 100,000 shares will vest. The exercise price remains $5.25 per share. The Company recorded $1,647,000 as compensation expense for the fair market value of the vested portion of such options in an amount determined using the Black-Scholes method. The deferred compensation expense associated with the unvested portion of the grants was determined to be approximately $1,338,000. As part of the revision of the options, Drs. Weissman and Gage relinquished all rights under an agreement. These individuals had the right to license the non-brain stem cell technology in exchange for a payment to the Company equal to all prior funding for such research plus royalty payments. We plan to revalue the options using the Black-Scholes method on a quarterly basis and recognize additional compensation expense accordingly.

5.  INVESTMENTS

       In October 1997, the Company completed a series of transactions, which resulted in the establishment of its previously 50%-owned Swiss subsidiary, Modex Therapeutics, Ltd., (Modex) as an independent company.

       In April 1998, Modex completed an additional equity offering, in which the Company did not participate. This resulted in a reduction in the Company's ownership to less than 20% ownership; therefore, the Company accounted for this investment under the cost method from that date.

       At December 31, 2000 the Company owned 126,193 shares of Modex. Modex completed an initial public offering of shares on the Swiss Exchange on June 23, 2000. Accordingly, with an established market value, the investment is recorded as available-for-sale at a fair market value of $16,356,334 as at December 31, 2000. The unrealized gain was reported as other comprehensive income in the statement of stockholders' equity.

       The pre-existing royalty-bearing Cross License Agreement between the Company and Modex was assigned by the Company to Neurotech S.A., a privately held French company, as part of the sale of the intellectual property assets related to the Company's encapsulated cell therapy technology to Neurotech. Under the terms of the sale to Neurotech, the Company will receive a portion of revenues Neurotech receives from Modex under the Cross License Agreement.

6.  PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consists of the following:

                                                              DECEMBER 31,
                                                         ---------------------
                                                         2000             1999
                                                         ----             ----
Building and improvements ....................       $   703,095        $   665,890
Machinery and equipment ......................         1,766,448          1,691,136
Furniture and fixtures .......................           188,736            219,260
                                                       2,658,279          2,576,286
Less accumulated depreciation and amortization        (1,207,218)          (828,401)
                                                     $ 1,451,061        $ 1,747,885

       Depreciation expense was $451,000, $1,436,000, and $1,720,000 for the years ending December 31, 2000, 1999 and 1998, respectively.

       As part of restructuring our operations, sale of our encapsulated cell technology ("ECT"), and relocation of our corporate headquarters to Sunnyvale, California, we identified fixed assets associated with the ECT or otherwise no longer needed. In December of 1999, we disposed of these excess fixed assets, realizing proceeds of approximately $746,000. These assets had a net book value of approximately $1,063,000 after a write-down of 800,000, which was based on an estimate of expected sale proceeds.

       Certain property, plant and equipment have been acquired under capital lease obligations. These assets totaled $5,827,000 at December 31, 2000 and 1999, respectively, with related accumulated amortization of $2,747,000 at December 31, 2000 and 1999, respectively. As a result of the Company's decision to exit ECT and relocate to Sunnyvale, California, this property has been classified as held for sale.

7.  OTHER ASSETS

       Other assets are as follows:

                                               DECEMBER 31,
                                           ---------------------
                                           2000             1999
                                           ----             ----
Patents, net ...................       $  629,203       $  708,823
License agreements, net ........          669,000          282,750
Security deposit--building lease          750,000          750,000
Deposit--other .................           16,321             --
Deferred financing costs, net ..          109,388          117,195
                                       $2,173,912       $1,858,768

       At December 31, 2000 and 1999, accumulated amortization was $1,140,000 and $857,000, respectively, for patents and license agreements.

8.  ACCRUED EXPENSES

       Accrued expenses are as follows:

                                  DECEMBER 31,
                               ------------------
                               2000          1999
                               ----          ----
External services ....       $219,051       $ 97,439
Employee compensation         109,007        306,342
Collaborative research           --          222,140
Other ................        509,300        344,625
                             $837,358       $970,546

9.  LEASES

       The Company has undertaken direct financing transactions with the State of Rhode Island and received proceeds from the issuance of industrial revenue bonds totaling $5,000,000 to finance the construction of its pilot manufacturing facility. The related leases are structured such that lease payments will fully fund all semiannual interest payments and annual principal payments through maturity in August 2014. Fixed interest rates vary with the respective bonds' maturities, ranging from 5.1% to 9.5%. The bonds contain certain restrictive covenants which limit, among other things, the payment of cash dividends and the sale of the related assets. In addition, the Company was required to maintain a debt service reserve until December 1999. On March 3, 2000 the Company entered into a settlement agreement with RIPSAT, the Rhode Island Industrial Recreational Building Authority ("IRBA") and the Rhode Island Industrial Facilities Corporation ("RIIFC"). The Company agreed to pay RIPSAT $1,172,000 in full satisfaction of all obligations of the Company to RIPSAT under the Funding Agreement dated as of June 22, 1989. On execution and delivery of this Agreement, IRBA agreed to return to the Company the full amount of the Company's debt serve reserve ("Reserve Funds") of approximately $610,000 of principal and interest, relating to the bonds the Company has with IRBA and RIIFC. In order to avoid the loss of interest on the Reserve Funds due to early termination of certain investments, the parties agreed that the Company would render a net payment to RIPSAT in the amount of approximately $562,000.

       The Company entered into a fifteen-year lease for a laboratory facility in connection with a sale and leaseback arrangement in 1997. The lease has a rent escalation clause and accordingly, the Company is recognizing rent expense on a straight line basis. At December 31, 2000, the Company has $705,746 in deferred rent expense.

       As of February 1, 2001, the Company entered into a 5-year lease for a 40,000 square foot facility located in the Stanford Research Park in Palo Alto, CA. The new facility includes vivarium space, laboratories, offices, and a GMP (Good Manufacturing Practices) suite. GMP facilities can be used to manufacture materials for clinical trials. The rent will average approximately $3.15 million per year over the term of the lease.

       As of December 31, 2000, future minimum lease payments under operating and capital leases and principal payments on equipment loans are as follows:

                                                          CAPITAL LEASES  OPERATING LEASES    SUBLEASE INCOME
                                                          --------------  ----------------    ---------------
2001 .................................................       $   589,217       $ 3,584,061       $   295,854
2002 .................................................           519,719         2,392,988           400,658
2003 .................................................           436,909         4,568,274           395,676
2004 .................................................           425,713         4,677,197           416,507
2005 .................................................           412,587         4,789,388           437,338
Thereafter ...........................................         2,311,577         8,797,417           130,761
Total minimum lease payments .........................         4,695,722       $28,809,325       $ 2,076,794

Less amounts representing interest ...................       $ 1,758,639
Present value of minimum lease payments ..............         2,937,083
Less current maturities ..............................           332,083
Capitalized lease obligations, less current maturities       $ 2,605,000

       Rent expense for the years ended December 31, 2000, 1999 and 1998, was $1,111,000, $947,000 and $1,052,000, respectively.

10.  STOCKHOLDERS' EQUITY

SALE OF COMMON STOCK

       On August 3, 2000, the Company completed a $4 million common stock financing transaction with Millennium Partners, LP (the "Fund"). StemCells received $3 million of the purchase price at the closing and received the remaining $1 million upon effectiveness of a registration statement covering the shares owned by the Fund. The Fund purchased the Company's common stock and warrants at $4.33 per share. As set forth in an adjustable warrant issued to the Fund on the closing date, the Fund may be entitled to receive additional shares of common stock on eight dates beginning six months from the closing and every three months thereafter. The adjustable warrant may be exercised at any time prior to the thirtieth day after the last of such dates. The number of additional shares the Fund may be entitled to on each date will be based on the number of shares of common stock the Fund continues to hold on each date and the market price of the Company's common stock over a period prior to each date. The exercise price per share under the adjustable warrant is $0.01. Such warrants provide the Fund with the opportunity to acquire additional common shares at a nominal value if the value of the common stock that the Fund holds decreases. The Company will have the right, under certain circumstances, to cap the number of additional shares by purchasing part of the entitlement from the Fund at a purchase price based on the market price of such shares. No portion of the sale proceeds was assigned to the adjustable warrants, as the ultimate number of shares issuable upon exercise of the warrants was not determinable and the net impact on the Company's equity from any such allocation of proceeds would have been zero. The Fund also received a five-year warrant to purchase up to 101,587 shares of common stock at $4.725 per share. This warrant is callable at any time by StemCells at $7.875 per underlying share. The calculated value of this callable warrant using the Black-Scholes method is $376,888, which was treated as a credit to paid in capital in stockholders' equity. The Company accounts for the sale of the stock and warrants or the exercise of warrants by adding that portion of the proceeds equal to the par value of the new shares to common stock and the balance, including the value of the warrants, to paid in capital. In addition, any repurchase of the shares or warrants by the Company would also be accounted for through paid in capital.

       In the Purchase Agreement governing the August 3, 2000 sale to the Fund, the Company granted the Fund an option to purchase up to an additional $3 million of its common stock and a callable warrant and an adjustable warrant. The Fund can exercise this option in whole or in part at any time prior to August 3, 2001. The price per share of common stock to be issued upon exercise of the option will be based on the average market price of the common stock for a five-day period prior to the date on which the option is exercised. On August 23, 2000, the Fund exercised $1,000,000 of its option to purchase additional common stock. The Fund paid $750,000 of the purchase price in connection with the closing on August 30, 2000, and the Fund paid the remaining $250,000 upon effectiveness of a registration statement covering the shares owned by the Fund. The Fund purchased the Company's common stock at $5.53 per share, which amount was based upon the average market price of the common stock for the five-day period prior to August 23, 2000. An adjustable warrant similar to the one issued on August 3, 2000 was issued to the Fund on August 30, 2000, but was cancelled on November 1, 2000 by agreement of the Company and the Fund. The Fund also received a five -year warrant to purchase up to 19,900 shares of common stock at $6.03 per share. This warrant is callable by the Company at any time at $10.05 per underlying share. The calculated value of this callable warrant using the Black-Scholes method is $139,897, which the Company accounted for as a credit to paid in capital.

       The adjustable warrant contains provisions regarding the adjustment or replacement of the warrants in the event of stock splits, mergers, tender offers and other similar events. The adjustable warrant also limits the number of shares that can be beneficially owned by the Fund to 9.99% of the total number of outstanding shares of Common Stock.

REDEEMABLE COMMON STOCK

       In November 1996, the Company signed certain collaborative development and licensing agreements with Genentech, Inc, including one under which Genentech purchased 829,171 shares of redeemable common stock for $8.3 million to fund development of products to treat Parkinson's disease. The Agreement also provided that Genentech had the right, at its discretion, to terminate the Parkinson's program at specified milestones in the program, and that if the program were terminated, Genentech had the right to require the Company to repurchase from Genentech the shares of the Company's common stock having a value equal to the amount by which the $8.3 million exceeded the expenses incurred by the Company in connection with such studies by more than $1 million, based upon the share price paid by Genentech. Accordingly, the common stock is classified as redeemable common stock until such time as the related funds are expended. At December 31, 1998, $3,051,000 had been spent on the collaboration with Genentech and, accordingly, the Company has reclassified those common shares and related value to stockholders' equity. On May 21, 1998, Genentech exercised its right to terminate the collaboration and negotiations ensued with respect to the amount of redeemable common stock to be redeemed in accordance with the agreement and the method of such redemption. In March 2000, the Company reached a settlement of this matter with Genentech. Under the settlement agreement, Genentech released the Company from any obligation to redeem any shares of the Company's Common Stock held by Genentech. Accordingly, the Company reclassified the amount currently recorded as Redeemable Common Stock ($5,248,000) to Stockholders' Equity in March 2000. The Company and Genentech also agreed that all of the agreements between them were terminated and that neither had any claim to the intellectual property of the other.

STOCK ISSUED FOR TECHNOLOGY LICENSES

       Under a 1997 License Agreement with NeuroSpheres, Ltd., the Company obtained an exclusive patent license in the field of transplantation. The Company entered into an additional license agreement with NeuroSpheres as of October 31, 2000, under which the Company obtained an exclusive license in the field of non-transplant uses, such as drug discovery and drug testing, so that together the licenses are exclusive for all uses of the technology. The Company made up-front payments to NeuroSpheres of 65,000 shares of its common stock and $50,000, and will make additional cash payments when milestones are achieved in the non-transplant field, or in any products employing NeuroSpheres patents for generating cells of the blood and immune system from neural stem cells.

       The Company also entered into license agreements with the California Institute of Technology and issued 12,800 shares of common stock upon execution of the license agreements. The Company must pay an additional $10,000 upon the issuance of the patent licensed under the relevant agreement

COMMON STOCK ISSUED

       In 1998, the Company entered into an agreement with a Company advisor, under which the advisor prepared a strategic and business overview and provided related implementation support for the Company. The advisor agreed to accept cash and the Company's common stock as partial payment for its services. In 1999, the Company issued the $187,500 of common stock due to the advisor.

StemCells, Inc. Notes to Consolidated Financial Statements December 31, 2000

10.  STOCKHOLDERS' EQUITY

SALE OF 6% CUMULATIVE CONVERTIBLE PREFERRED STOCK

       On April 13, 2000 the Company issued 1,500 shares of 6% cumulative convertible preferred stock plus a warrant for 75,000 shares of our common stock to two members of its Board of Directors for $1.500,000 on terms more favorable to the Company than it was then able to obtain from outside investors. The shares are convertible at the option of the holders into common stock at $3.77 per share (based on the face value of the preferred shares). The conversion price may be below the trading market price of the stock at the time of conversion. The Company has valued the beneficial conversion feature reflecting the April 13, 2000 commitment date and the most beneficial per share discount available to the preferred shareholders. Such value was $481,000 and is treated as a deemed dividend as of the commitment date. The holders of the preferred stock have liquidation rights equal to their original investment plus accrued but unpaid dividends.

STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

       The Company has adopted several stock plans that provide for the issuance of incentive and nonqualified stock options, performance awards and stock appreciation rights, at prices to be determined by the Board of Directors, as well as the purchase of Common Stock under an employee stock purchase plan at a discount to the market price. In the case of incentive stock options, such price will not be less than the fair market value on the date of grant. Options generally vest ratably over four years and are exercisable for ten years from the date of grant or within three months of termination. At December 31, 2000, the Company had reserved 3,828,371 shares of common stock for the exercise of stock options.

       The following table presents the combined activity of the Company's stock option plans (exclusive of the plans noted below) for the years ended December 31:

                                                2000                           1999                             1998
                                                ----                           ----                             ----
                                                  WEIGHTED AVERAGE               WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                                       OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE        OPTIONS     EXERCISE PRICE
                                       -------    ----------------   -------     ----------------      -------    ----------------
Outstanding at January 1..........      939,335       $2.65          1,654,126        $3.62           2,446,573        $7.48
Granted...........................    2,485,090        4.08            536,078         1.08           1,174,118         1.70
Exercised.........................     (540,927)      1.015           (604,362)        1.50             (11,012)         .12
Canceled..........................     (166,532)       4.77           (646,507)        5.31          (1,955,553)        7.08

Outstanding at December 31........    2,716,966        4.32            939,335        $2.65           1,654,126        $3.62

Options exercisable at December 31      731,523       $4.01            594,216        $3.44           1,108,936        $4.33

       In addition to the options noted above, in conjunction with the StemCells California merger, StemCells California options originally issued under a prior StemCells California options plan were exchanged for options to purchase 250,344 shares of the Company's common stock at $.01 per share; 96,750 of these options vest and become exercisable only upon achievement of specified milestones, and the remaining 78,210 options vest over three years from the date of grant. Additionally, the Company adopted the 1997 StemCells, Inc. StemCells California Research Stock Option Plan (the StemCells California Research Plan) whereby an additional 2,000,000 shares of Common Stock have been reserved. During 1997, the Company awarded options under the StemCells Research Plan to purchase 1.6 million shares of the Company's common stock to the Chief Executive Officer and scientific founders of StemCells at an exercise price of $5.25 per share; approximately 100,000 of these options were exercisable immediately, 1,031,000 of these options vest and become exercisable only upon achievement of specified milestones and the remaining 469,000 options vest over eight years. For the year 2000 the options have been incorporated into the number of options granted so as to be reflected in the total of options outstanding as of December 31, 2000

FAS 123 DISCLOSURES

       The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("FAS 123") and accounts for its stock option plans in accordance with the provisions of APB 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES.

       The following table presents weighted average price and life information about significant option groups outstanding at December 31, 2000:

                                            OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                            -------------------                     -------------------
                                                        WEIGHTED
                                                        AVERAGE         WEIGHTED                       WEIGHTED
                                                        REMAINING       AVERAGE                        AVERAGE
RANGE OF                              NUMBER            CONTRACTUAL     EXERCISE          NUMBER       EXERCISE
EXERCISE PRICES                     OUTSTANDING         LIFE (YRS.)      PRICE         EXERCISABLE      PRICE
---------------                     -----------         -----------     --------       -----------     ---------
Less than $5.00.................        944,216             8.68        $2.063           370,023        $1.53
$5.01 - $10.00..................      1,691,750             6.87          5.26           280,500         5.27
Greater than $10.00.............         81,000             1.30         11.03            81,000        11.03
                                      2,716,966                                          731,523

       Pursuant to the requirements of FAS 123, the following are the pro forma net loss and net loss per share amounts for 2000, 1999, and 1998, as if the compensation cost for the option plans and the stock purchase plan had been determined based on the fair value at the grant date for grants in 2000, 1999, and 1998, consistent with the provisions of FAS 123:

                                               2000                            1999                           1998
                                               ----                            ----                           ----
                                 AS REPORTED        PRO FORMA      AS REPORTED     PRO FORMA      AS REPORTED       PRO FORMA
                                 -----------        ---------      -----------     ---------      -----------       ---------
Net loss...................    $(11,125,477)    $(12,160,752)    $(15,708,626)    $(15,764,569)    $(12,627,830)   $(14,919,389)
Net loss per share.........           $(.58)           $(.62)           $(.84)           $(.84)           $(.69)          $(.82)

       The weighted average fair value per share of options granted during 2000, 1999 and 1998 was $4.13, $.82 and $3.40, respectively. The fair value of options and shares issued pursuant to the stock purchase plan at the date of grant were estimated using the Black-Scholes model with the following weighted average assumptions:

                                                      OPTIONS             STOCK PURCHASE PLAN
                                                      -------             -------------------
                                                2000     1999     1998    2000     1999      1998
                                                ----     ----     ----    ----     ----      ----
Expected life (years).......................       5        5        5     N/A       .5        .5
Interest rate...............................    6.5%     5.5%     5.2%     N/A     5.0%      4.6%
Volatility..................................   167.8    96.7%    63.5%     N/A    96.7%     63.5%

       The Company has never declared nor paid dividends on any of its capital stock and does not expect to do so in the foreseeable future. On August 04, 1999 the board suspended the 1992 Employee Stock Purchase Plan.

       The effects on pro forma net loss and net loss per share of expensing the estimated fair value of stock options and shares issued pursuant to the stock purchase plan are not necessarily representative of the effects on reporting the results of operations for future years. As required by FAS 123, the Company has used the Black-Scholes model for option valuation, which method may not accurately value the options described.

STOCK WARRANTS

       The Company issued warrants to purchase 8,952 shares of common stock in conjunction with the StemCells California merger, warrants to purchase 31,545 shares in conjunction with various equipment leasing agreements, and warrants to purchase 434,500 shares in connection with a public offering of common stock in April 1995. All of these expired at various dates in 2000.

COMMON STOCK RESERVED

       The Company has the following shares of common stock reserved for the exercise of options, warrants and other contingent issuances of common stock.

Shares reserved for exercise of stock options...............................................        3,828,371
Shares reserved for warrants................................................................        2,292,625
StemCell option conversions.................................................................          250,344

Total.......................................................................................        6,371,340

11.  RESEARCH AGREEMENTS

       In November 1997, StemCells California, Inc., a wholly owned subsidiary of the Company, signed a Research Funding and Option Agreement with The Scripps Research Institute ("Scripps") relating to certain stem cell research. Under the terms of the Agreement, StemCells agreed to fund research in the total amount of approximately $931,000 at Scripps over a period of three years. StemCells paid Scripps approximately $307,000 in 1998, $309,000 in 1999, and $225,739 in 2000.
In addition, the Company agreed to issue to Scripps 4,837 shares of the Company's common stock and a stock option to purchase 9,674 shares of the Company's Common Stock with an exercise price of $.01 per share upon the achievement of specified milestones. Under the Agreement, StemCells has an option for an exclusive license to the inventions resulting from the sponsored research, subject to the payment of royalties and certain other amounts, and is obligated to make payments totaling $425,000 for achievement of certain milestones.

       In March 1995, the Company signed a collaborative research and development agreement with AstraZeneca for the development and marketing of certain encapsulated-cell products to treat pain. AstraZeneca made an initial, nonrefundable payment of $5,000,000, included in revenue from collaborative agreements in 1995, a milestone payment of $3,000,000 in 1997 and was to remit up to an additional $13,000,000 subject to achievement of certain development milestones. Under the agreement, the Company was obligated to conduct certain research and development pursuant to a four-year research plan agreed upon by the parties. Over the term of the research plan, the Company originally expected to receive annual payments of $5 million to $7 million from AstraZeneca, which was to approximate the research and development costs incurred by the Company under the plan. Subject to the successful development of such products and obtaining necessary regulatory approvals, AstraZeneca was obligated to conduct all clinical trials of products arising from the collaboration and to seek approval for their sale and use. AstraZeneca had the exclusive worldwide right to market products covered by the agreement. Until the later of either the expiration of all patents included in the licensed technology or a specified fixed term, the Company was entitled to a royalty on the worldwide net sales of such products in return for the marketing license granted to AstraZeneca and the Company's obligation to manufacture and supply products. AstraZeneca had the right to terminate the original agreement beginning April 1, 1998. On June 24, 1999, AstraZeneca informed the Company of the results of AstraZeneca's analysis of the double-blind, placebo-controlled trial of the Company's encapsulated bovine cell implant for the treatment of severe, chronic pain in cancer patients. AstraZeneca determined that, based on criteria it established, the results from the 85-patient trial did not meet the minimum statistical significance for efficacy established as a basis for continuing worldwide trials for the therapy. AstraZeneca therefore indicated that it did not intend to continue the trials of the bovine cell-containing implant therapy and executed its right to terminate the agreement. The Company has no additional funding obligations with AstraZeneca.

       The Company has entered into other collaborative research agreements whereby the Company funds specific research programs. Pursuant to such agreements, the Company is typically granted rights to the related intellectual property or an option to obtain such rights on terms to be agreed, in exchange for research funding and specified royalties on any resulting product revenue. The Company's principal academic collaborations had been with Brown University and Dr. Aebischer and Centre Hospitalier Universitaire Vaudois in Switzerland. However, with the termination of the Company's encapsulated cell technology program and its new focus on the stem cell field, its principal academic collaborations are now with Scripps Institute and the Oregon Health Science University. Research and development expenses incurred under these collaborations amounted to approximately $314,000, $868,000, and $1,259,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The Company has no other significant collaborative research funding obligations.

12.  INCOME TAXES

       Due to net losses incurred by the Company in each year since inception, no provision for income taxes has been recorded. At December 31, 2000, the Company had tax net operating loss carry forwards of $110,000,000 and research and development tax credit carry forwards of $4,100,000, which expire in the years 2004 through 2020. Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

       Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                               ------------
                                                        2000                 1999
                                                        ----                 ----
Deferred tax assets:
  Capitalized research and development costs       $  6,000,000        $  4,331,000
  Net operating losses .....................         44,000,000          38,478,000
  Research and development credits .........          4,260,000           4,035,000
  Other ....................................          1,020,000             928,000

                                                     55,280,000          47,772,000
Deferred tax liabilities:
  Unrealized gain on investment ............         (6,543,000)               --
  Patents ..................................           (127,000)           (246,000)
  Valuation allowance ......................        (48,610,000)        (47,526,000)

Net deferred tax assets ....................        $      --          $       --

       Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $6,272,000 during 1999, and $5,459,000 during 1998.

13.  EMPLOYEE RETIREMENT PLAN

       The Company has a qualified defined contribution plan covering substantially all employees. Participants are allowed to contribute a fixed percentage of their annual compensation to the plan and the Company may match a percentage of that contribution. The Company matches 50% of employee contributions, up to 6% of employee compensation, with the Company's common stock. The related expense was $33,000, $103,000, and $146,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

14.  SUBSEQUENT EVENTS (UNAUDITED)

       As of February 1, 2001, the Company entered into a 5-year lease for a 40,000 square foot facility located in the

Stanford Research Park in Palo Alto, California. The new facility includes animal space, laboratories, offices, and a GMP (Good Manufacturing Practices) suite. GMP facilities can be used to manufacture materials for clinical trials. The rent will average approximately $3.15 million per year over the term of the lease. The Company continues to lease the facilities in Lincoln, Rhode Island obtained in connection with its former encapsulated cell technology, but has now succeeded in subleasing parts of those facilities: the 3,000 square-foot cell processing facility and approximately one-third of its former scientific and administrative facility ("SAF"). The Company continues to seek to sublet the remainder of the approximately 65,000 square foot SAF and the 21,000 square-foot pilot manufacturing facility, or to assign or sell its interests in these properties. There can be no assurance however, that we will be able to dispose of these properties in a reasonable time, if at all.

       In February 2001, the Company was awarded a two-year, $300,000 per year grant from the NIH's Small Business Innovation Research (SBIR) office. The grant, which will support joint work with virologist Dr. Jeffrey Glenn at Stanford University, is aimed at characterizing the human cells that can be infected by human hepatitis viruses and to develop a small animal model using the cells that are most infectable by these viruses to develop screening assays and identify novel drug for the disease.

       On January 9, 2001, the Company sold 22,616 Modex shares for a net price of 182.00 Swiss francs per share, which converts to $112.76 per share, for total proceeds of $2,550,000. In connection with this sale, the Company agreed not to resell any more of its Modex shares until April 12, 2001. On March 07, 2001 the market price of Modex stock was 145.00 Swiss francs which converts to $84.31 using exchange rates on that date, which represents an estimated fair market value of $8,732,797 for the remaining shares. If the Company were to seek to liquidate all or part of the remaining 103,577 Modex shares, the proceeds would depend on the share price and foreign currency exchange rates at the time of conversion.

15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                                   QUARTER
                                                                                   -------
                                                               FIRST         SECOND         THIRD         FOURTH
                                                               -----         ------         -----         ------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
2000:
  Net revenue ........................................       $  --          $  --          $  --          $    74
  Operating expenses .................................         1,799          1,939          2,553          6,378
  Net Loss ...........................................        (1,794)          (532)        (2,539)        (6,260)
  Basic and diluted net loss per share applicable to
  common shareholders before cumulative effect .......       $ (0.09)       $ (0.04)       $ (0.13)       $ (0.30)
  Cumulative effect of a change in accounting
  principle(1)  ......................................          --             --             --          $ (0.01)
  Net loss per share applicable to common shareholders       $ (0.09)       $ (0.04)       $ (0.13)       $ (0.31)
1999:
  Net revenue ........................................       $ 2,501        $ 2,521        $  --          $  --
  Operating expenses .................................         4,562          4,454          6,690          5,253
  Net Loss ...........................................        (1,932)        (1,840)        (6,711)        (5,226)
  Basic and diluted net loss per share ...............       $ (0.10)       $ (0.10)       $ (0.36)       $ (0.27)

-----------

(1)    See note 2 to the Consolidated Financial Statements

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT, PROMOTERS AND CONTROL

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the name, age and position of each of our executive officers, key members of management, and directors.

NAME                                               AGE   POSITION
----                                               ---   --------
John J. Schwartz, Ph.D.........................     67   Director, Chairman of the Board
Martin M. McGlynn..............................     54   Director, President and Chief Executive Officer
Mark J. Levin..................................     50   Director
Roger M. Perlmutter M.D., Ph.D.................     48   Director
Irving L. Weissman, M.D........................     61   Director
Ann Tsukamoto, Ph.D............................     48   Vice President, Scientific Operations
Ronnda Bartel, Ph.D............................     42   Vice President, Scientific Development

-----------

John J. Schwartz, Ph.D., was elected to the board of directors in December 1998 and was elected Chairman of the board at the same time. He was formerly Senior Vice President and General Counsel of SyStemix, Inc. from 1993 to 1995, and then President and Chief Executive Officer of SyStemix, Inc. from 1995 to 1997. Dr. Schwartz is currently President of Quantum Strategies Management Company, a registered investment advisor located in Atherton, California. Prior to his positions at SyStemix, he served as Assistant Professor and a Vice President and General Counsel at Stanford University in California. Dr. Schwartz graduated from Harvard Law School in 1958 and received his Ph.D. in physics from the University of Rochester in 1966. Martin M. McGlynn joined the company on January 15, 2001 when he was appointed President and Chief Executive Officer of the company and of its wholly-owned subsidiary, StemCells California, Inc. From 1994 until he joined the company, Mr. McGlynn was President and Chief Executive Officer of Pharmadigm, Inc., a privately held company in Salt Lake City, Utah, engaged in research and development in the fields of inflammation and genetic immunization. Mr. McGlynn received a bachelor of commerce degree from University College, Dublin, Ireland in 1968, a diploma in industrial engineering from the Irish Institute of Industrial Engineering in 1970, and a diploma in production planning from the University of Birmingham, England in 1971. Mark J. Levin is a founder of the company and has served as a director since the company's inception. From inception until January 1990 and from May 1990 until February 1991, Mr. Levin served as the company's President and acting Chief Executive Officer. From November 1991 until March 1992, he served as Chief Executive Officer of Tularik, Inc., a biotechnology company. From August 1991 until August 1993, Mr. Levin was Chief Executive Officer and a director of Focal, Inc., a biomedical company. Mr. Levin is currently the Chairman of the Board and Chief Executive Officer of Millennium Pharmaceuticals, Inc., a biotechnology company. Mr. Levin is also currently on the Board of Directors of Tularik, Inc. Roger M. Perlmutter, M.D., Ph.D., was elected to the board of directors in December 2000. Dr. Perlmutter is Executive Vice President, Research and Development, of Amgen, Inc., a position he has held since January 2001. Prior to joining Amgen, Dr. Perlmutter was Executive Vice President, Worldwide Basic Research and Preclinical Development, Merck Research Laboratories, a division of Merck & Co., Inc., a position he held since August 1999. He joined Merck in February 1997 as Senior Vice President, Merck Research Laboratories, from February 1997 to December 1998 and as Executive Vice President from February 1999 to July 1999. Prior to joining Merck, Dr. Perlmutter was a professor in the Departments of Immunology, Biochemistry and Medicine at the University of Washington from January 1991 to January 1997 and served as chairman of the Department of Immunology at the University of Washington from May 1989 to January 1997. He also was an Investigator at the Howard Hughes Medical Institute from July 1984 to February 1997. Dr Perlmutter has been a member of the board of directors of The Irvington Institute for Immunological Research since 1997 and of the Institute for Systems Biology since 1999. He also serves as President of the Merck Genome Research Institute, a position he has held since March 2000. Irving
L. Weissman, M.D., Director, is the Karel and Avice Beekhuis Professor of Cancer Biology, Professor of Pathology and Professor of Developmental Biology at Stanford University. Stanford has employed Dr. Weissman since July 1967, and he has been a Faculty member since January 1969. He has been a full professor of pathology since September 1987, and also of developmental biology since

July 1989. Since October 1990, Dr. Weissman has also served as a professor of biology (by courtesy). He has been Chairman of the Stanford University Immunology Program since 1986. Dr. Weissman was a cofounder of SyStemix, Inc., and Chairman of its Scientific Advisory Board. He has served on the Scientific Advisory Boards of Amgen Inc., DNAX and T-Cell Sciences, Inc. Dr. Weissman is a member of the National Academy of Sciences and also serves as Chairman of our Scientific Advisory Board. He also serves as Chief Executive Officer and a member of the Board of Managers of Celtrans, LLC.

       Ann Tsukamoto, Ph.D., joined the Company in November 1997 as Senior Director, Scientific Operations, and was appointed Vice President, Scientific Operations in June 1998. From 1989 until she joined StemCells, Dr. Tsukamoto was employed at SyStemix, Inc., where she served in various research capacities before transitioning to the position of Director of Clinical Science. At SyStemix, Inc., Dr. Tsukamoto assisted in the launch of its clinical research program for the hematopoietic stem cell. She received her Ph.D. degree from the University of California, Los Angeles and did postdoctoral research with Dr. Harold Varmus at the University of California, San Francisco. Dr. Tsukamoto is an inventor on six issued U.S. Patents related to the human hematopoietic stem cell. As of March 5, 2001, Dr. Tsukamoto became a member of the Board of Directors for the Society of Regenerative Medicine and Stem Cell Biology.

       Ronnda Bartel, Ph.D., joined the Company in July 1998, as Senior Director, Cell Development, and was appointed Vice President, Scientific Development of StemCells in April 2000. From 1995 until her employment with the Company, Dr. Bartel was Senior Principal Scientist at Advanced Tissue Sciences Inc., responsible for research, development, and manufacturing of tissue engineered human cell based products. Dr. Bartel was awarded her Ph.D. degree in biochemistry from the University of Kansas, Lawrence and did postdoctoral work with Dr. John Voorhees at the University of Michigan, Ann Arbor.

       Our Restated Certificate of Incorporation and Amended and Restated By-laws provide for the classification of the board of directors into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by, and serve at the discretion of, the board of directors.

EXECUTIVE COMPENSATION

       The following table sets forth the compensation paid by us to our Chief Executive Officer during the fiscal years ended December 31, 2000, 1999, and 1998 and the two other most highly compensated executive officers who served in such capacities during the fiscal year ended December 31, 2000 but who were not serving in such capacities as of the end of such fiscal year. There were no other persons serving as executive officers at the end of such fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                                          AWARDS
                                                                                                         LONG TERM
                                                                                                        COMPENSATION
                                                           ANNUAL COMPENSATION                          ------------
                                                           -------------------            RESTRICTED      SECURITIES     ALL OTHER
                                                                        OTHER ANNUAL        STOCK        UNDERLYING    COMPENSATION
  NAME AND PRINCIPAL POSITION           YEAR   SALARY ($)   BONUS ($)   COMPENSATION ($)   AWARDS ($)     OPTIONS (#)
  ---------------------------           ----   ----------   ---------   ----------------  -----------    ------------  ------------
George W. Dunbar, Jr. ............      2000    186,538        50,000          --              --         36,031         --
Acting President and Chief              1999                                                              48,000
Executive Office(1)

Richard M. Rose M.D...............      2000    309,632            --          --              --             --         --
   Chief Executive Officer(2)           1999    279,974            --          --              --             --        4,667(3)
                                        1998    286,553            --          --              --        150,000(4)    11,330(5)

Ann Tsukomoto, Ph.D. .............      2000    159,054            --          --              --             --        4,783(6)
   VP, Scientific Operations

Ronnda Bartel, Ph.D...............      2000    129,668            --          --              --             --        3,245(7)
   VP, Scientific Development

-----------

(1) Mr. Dunbar became Acting President and Chief Executive Officer effective as of February 1, 2000, and resigned from that position effective as of January 15, 2001.

(2) Dr. Rose became Chief Executive Officer on September 26, 1997. Dr. Rose resigned as a director and officer of the company and its wholly owned subsidiary effective as of January 31, 2000.

(3) Represents the personal portion of the use of a company vehicle, as well as $5,000 of fair market value of our matching contributions of common stock to Dr. Rose's account in the company's 401(k) Plan.

(4) Represents the regrant of an option in the original amount of 200,000 shares which was reduced to 150,000 shares as a result of the employee equity incentive repricing plan approved by the Board of Directors on July 10,1998.

(5) Represents $4,666.56 of fair market value of the company matching contributions of common stock to Dr. Rose's account in our 401(k)Plan.

(6) Represents $4,783 of fair market value of the company matching contributions of common stock to Dr. Ann Tsukomoto

(7) Represents $3,245 of fair market value of the company matching contributions of common stock to Dr. Ronnda Bartel

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 09, 2001 by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) each director and nominee for director, (iii) each executive officer named in the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable, and that there are no other affiliations among the stockholders listed in the table.

                                                                                                                 PERCENTAGE
                                                                                    SHARES                        OF CLASS
NAME OF BENEFICIAL OWNER(1)                                                   BENEFICIALLY OWNED*            BENEFICIALLY OWNED*
---------------------------                                                   ------------------             ------------------
Donald Kennedy, Ph.D..............................................                      10,309(2)                    **
Mark J. Levin.....................................................                     347,775(3)                  1.5%
Martin M. McGlynn.................................................                        --
Roger Perlmutter, M.D., Ph.D......................................                        --                         **
John J. Schwartz, Ph.D............................................                     115,588(4)                    **
Irving Weissman, M.D..............................................                     291,308(5)                  1.3%
George W. Dunbar, Jr..............................................                      50,049(6)                    **
Ann Tsukamoto, Ph.D...............................................                      84,521(7)                    **
Ronnda Bartel, Ph.D...............................................                      22,742(8)                    **
All directors and executive officers as a group (9 persons).......                     815,029                     3.6%
Millennium Partners, LP...........................................                   2,152,393(9)                  9.5%

-----------

* All numbers are based on information obtained by questionnaire or filings on Forms 13D or 13G received by the Company.

**     Less than one percent.

(1) The address of all such persons, except Millenium Partners, LP, is c/o the Company, 3155 Porter Drive, Palo Alto, California 94304. The address of Millenium Partners, LP is 551 Fifth Avenue, New York, New York 10176.

(2) Includes 10,309 shares issuable upon exercise of stock options exercisable within 60 days.

(3) Includes 37,400 shares issuable upon exercise of stock options exercisable within 60 days. Includes 198,871 shares issuable upon conversion of 6% cumulative convertible preferred shares at the currently applicable conversion price. Does not include a warrant to purchase 37,500 shares exercisable at a price above the current market price. Includes 111,504 shares held outright.

(4) Includes 115,588 shares issuable upon exercise of stock options exercisable within 60 days.

(5) Includes 34,486 shares issuable upon exercise of stock options exercisable within 60 days and 7,160 shares issuable upon exercise of warrants exercisable within 60 days. Includes 198,871 shares issuable upon conversion of 6% cumulative convertible preferred shares at the currently applicable conversion price. Does not include a warrant to purchase 37,500 shares exercisable at a price above the current market price. Includes a total of 50,791 shares owned by trusts for the benefit of Dr. Weissman's children as to which he disclaims beneficial ownership.

(6) Includes 26,031 shares issuable upon exercise of stock options exercisable within 60 days. Includes 24,018 shares held outright. Mr. Dunbar was appointed Acting President and Chief Executive Officer of the Company's wholly owned subsidiary, StemCells California, Inc., effective as of November 8, 1999, and was appointed Acting President and Chief Executive Officer of the Company effective as of February 1, 2000.

(7) Includes 84,521 shares issuable upon exercise of stock options exercisable within 60 days.

(8) Includes 22,742 shares issuable upon exercise of stock options exercisable within 60 days.

(9) Includes 1,054,835 shares held outright. Includes 101,587 shares currently issuable upon the exercise of warrants issued on August 3, 2000. Includes 19,900 shares currently issuable upon the exercise of warrants issued on August 30, 2000. Includes 461,894 if shares currently issuable upon exercise of an option issued on August 3, 2000 to purchase up to $2 million of our Common Stock based upon the market price of the Common Stock at the time of the exercise. Includes 50,808 shares issuable upon the exercise of warrants issuable upon exercise of the afore mentioned option. Includes 463,369 shares issuable upon exercise of an adjustable warrant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Dr. Schwartz, a member and Chairman of the Board of Directors, was retained in July 1998 to serve as a consultant to us rendering strategic business advice and consulting services, including assistance in the negotiation and consummation of strategic collaboration transactions specified by us. Under terms of an agreement dated December 19, 1998, and amended as of July 1, 1999 (the "Letter Agreement") Dr. Schwartz agreed to serve as a Director and Chairman of the Board of Directors of the Company for a term expiring at the 2001 Annual Meeting of Stockholders. The Letter Agreement incorporates certain payments provided for under a consulting services agreement dated July 27, 1998, and amended as of December 19, 1998 (the "Consulting Services Agreement"). As a result, Dr. Schwartz is entitled to a retainer of $192,000 per year plus $1,500 for each Board meeting or Committee meeting (if held at a date and time separate from the Board meeting) physically attended and $500 for each Board meeting or Committee meeting (if held at a date and time separate from the Board meeting) held by conference call, payable quarterly in arrears. Dr. Schwartz is obligated to spend no less than thirty business days per calendar quarter devoted to the performance of his duties under the Letter Agreement. In the event Dr. Schwartz devotes more than thirty business days in any calendar quarter to the performance of his duties, Dr. Schwartz is entitled to receive additional compensation at the rate of $1,500 per day. Under the Letter Agreement, Dr. Schwartz was granted a stock option covering 40,000 shares of Common Stock that vests in equal portions on the last day of each of the 29 months of the term of the Letter Agreement. By virtue of provisions incorporated from the Consulting Services Agreement, Dr. Schwartz also holds an option to purchase 76,000 shares of the Company's Common Stock at $1.281 per share, the fair market value of the Company's Common Stock at the time the option was granted, vesting at a rate of 3,167 shares per month for the ensuing 23 months after the date of the grant, with a final vesting of 3,159 shares in the 24th month, plus another option to purchase 48,000 shares of Common Stock at the then current fair market value of the Company's Common Stock on July 27, 1999, vesting at a rate of 2,000 shares per month. In the event Dr. Schwartz ceases to be Chairman of the Board of Directors, either as a result of an affirmative vote of the Board of Directors for reasons other than cause or due to his disability or his resignation from such position, but remains a Director, his cash compensation and remaining unvested portion of the 40,000-share time-based stock option will be reduced to the then current rate for a Director of the Company, plus $5,000 per month pursuant to the Consulting Services Agreement. In the event Dr. Schwartz ceases to be Chairman of the Board of Directors, either as a result of an affirmative vote of the Board of Directors for reasons other than cause or due to his disability or his resignation from such position, and then he resigns as a Director or is removed as a Director pursuant to the Company's By-laws, the Company shall have no further obligation to pay cash compensation to Dr. Schwartz under the Letter Agreement but he would receive $5,000 per month pursuant to the Consulting Services Agreement. Dr. Schwartz shall have one year from such date to exercise the vested portion of the 40,000-share time-based option and any unvested portion of that option shall lapse. In the event Dr. Schwartz is removed from his positions as Director and Chairman of the Board of Directors for cause, as defined in the Letter Agreement, the Company shall have no further obligation to pay cash compensation to Dr. Schwartz under the Letter Agreement, any unvested portion of the 40,000-share time-based option shall lapse and the exercise of any vested portion shall be governed by the terms of the Company's 1992 Equity Incentive Plan. The termination of the Letter Agreement for any reason shall have no effect on the Consulting Services Agreement, which had an initial term through July 27, 2000 and was renewed on a month-to-month basis, and Dr. Schwartz shall serve as a consultant to the Company rendering strategic business advice and counseling services, including assistance in the negotiation and consummation of strategic collaboration transactions specified by the Company as provided therein. At a meeting of the Board on February 23, 2000, in order to conserve cash and demonstrate his continuing confidence in the Company's future, the Board of Directors, upon the suggestion of Dr. Schwartz, approved a resolution revising the compensation arrangement between Dr. Schwartz and the Company, for the period commencing January 1, 2000. Under this resolution, Dr. Schwartz waives any and all cash payments which may accrue to him for his retainer, monthly and meeting fees, and agrees to take, in lieu of such cash payments, compensation in the form of options to purchase shares of the Company's common stock at below-market prices ($0.25 per share). To effectuate the intention of Dr. Schwartz and other members of the Board to change the form but not the amount of compensation, Dr. Schwartz will be granted options covering a number of shares of the Company's common stock such that the difference between the aggregate exercise price of such options and the aggregate market value of the shares underlying such options (using the closing price of the Company's common stock for the date of the subject Board or Committee meeting (if such Committee meeting is not held contemporaneously with a Board meeting) or, with respect to the quarterly or monthly retainer payments of $33,000 and $5,000 respectively, the closing price for the last business day of the quarter or month) is equal to the compensation he is entitled to receive. All options so issued to Dr. Schwartz vest immediately. The Consulting Services Agreement expired under its terms on July 27, 2000 and the board of directors renewed it on a month-to-month basis on September 19, 2000.

       Dr. Weissman, a member of the Board of Directors, was retained in September 1997 to serve as a consultant to us. Pursuant to his Consulting Agreement, Dr. Weissman has agreed to provide consulting services to us and serve on our Scientific Advisory Board. We agreed to pay Dr. Weissman $50,000 per year for his services and granted him an option to purchase 500,000 shares of Common Stock for $5.25 per share, of which 31,250 shares vested at the date of grant. Originally, the remainder of the option would have vested upon the occurrence of certain milestones related to the Company's stem cell research program and in the event of certain changes of control. We agreed to amend the option on October 27, 2000 so that the shares would become exercisable over eight years from the original grant date (so the option is currently exercisable for 200,000 shares) or in the event of certain changes of control. We have recorded a compensation expense of $823,759 during the fourth quarter of 2000 as a result of this change in the vested portion of the option. The deferred compensation expense associated with the unvested portion of the grants was recorded as $669,116. We plan to revalue the options using the Black-Scholes method on a quarterly basis and recognize additional compensation expense accordingly.

The Company also agreed to nominate Dr. Weissman for a position on the Board of Directors. The Consulting Agreement contains confidentiality, noncompetition, and assignment of invention provisions and is for a term of fifteen years, subject to earlier termination by us for cause or frustration of purpose and earlier termination by Dr. Weissman for good reason. Dr. Weissman initially received no compensation as a member of the Board of Directors or for attending meetings of the Board or its committees or meetings of our Scientific Advisory Board, but was reimbursed for reasonable expenses he incurred in attending such meetings. In December 2000, we agreed with Dr. Weissman that we would pay him the same compensation paid to other members of the Board.

       Martin McGlynn joined the company as President and Chief Executive Officer on January 15, 2001. Under the terms of an agreement between Mr. McGlynn and us, Mr. McGlynn is entitled to an annual base salary of $275,000 per year, reviewable annually by the Board of Directors, and a bonus, in the Board's sole discretion, of up to 25% of his base salary. Mr. McGlynn was granted an option to purchase 400,000 shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the date of his employment. One-fourth of these options will vest on the first anniversary of his employment and the remaining three-fourths will vest in equal monthly installments during his second through fourth years of employment. The Board may, in its sole discretion, grant Mr. McGlynn a bonus option to purchase up to an additional 25,000 shares. The vesting under the option is subject to acceleration in the event of certain changes of control. We also agreed to pay Mr. McGlynn a $50,000 relocation bonus and reimburse him for relocation expenses. Our agreement with Mr. McGlynn provides that if his employment is terminated by the Company without cause or by Mr. McGlynn for good reason, he will be entitled to severance payments equal to one year's base salary and he will receive healthcare benefits under our plans for one year after termination. If Mr. McGlynn's employment is terminated as a result of his disability, he will receive up to six months' base salary. If we terminate Mr. McGlynn's employment for cause or if he resigns, he will not be entitled to any severance or other benefits.

       George W. Dunbar, Jr., Acting President and Chief Executive Officer from February 1, 2000 to January 15, 2001, was a founding member of iCEO, LLC ("iCEO") in September 1999. Mr. Dunbar joined the company as Acting President of StemCells California, Inc., our wholly owned subsidiary, and he held this position until January 15, 2001. Under the terms of two agreements dated as of November 17, 1999 and effective as of November 8, 1999, the first between us and iCEO and the second between us and Mr. Dunbar, Mr. Dunbar agreed to serve as Acting President of StemCells California, Inc., our wholly owned subsidiary. Pursuant to the terms of his agreement with us, Mr. Dunbar was entitled to an annual salary of $175,000 and was granted a stock option to purchase 48,000 shares of our common stock that vested at the rate of 4,000 shares per month commencing on December 6, 1999 and continuing until fully vested so long as he served as Acting President. The vesting under the option was subject to acceleration in the event of certain changes of control. Additionally, the agreement provided that the Board would consider once per quarter the grant of an option for an additional 3,000 shares if it is determined that the services rendered by Mr. Dunbar during the preceding quarter exceeded expectations. The agreement with Mr. Dunbar had no provisions for any severance payments or other benefits upon Mr. Dunbar's resignation or termination. Pursuant to the terms of the agreement between iCEO and us, iCEO was entitled to receive annual compensation of $75,000 for so long as Mr. Dunbar continued to serve in his role as Acting President of StemCells California, Inc. or in any other interim role with the Company. In addition, iCEO was granted a stock option to purchase 48,000 shares of our common stock that vested at the rate of 4,000 shares per month commencing on December 6, 1999 and continuing until fully vested so long as Mr. Dunbar served as Acting President of StemCells California, Inc. or in any other interim role with the company. Additionally, the iCEO agreement provided that the Board would consider once per quarter the grant of an option to iCEO for an additional 3,000 shares if it is determined that the services rendered by Mr. Dunbar during the preceding quarter exceeded expectations. As a member of iCEO, Mr. Dunbar was entitled to receive, once annually, a distribution of his assigned allocable percentage of net taxable income and net long-term gain with respect to the pooled income and gain from shares of stock or exercised options received by iCEO from its clients, including that received from us. When Mr. Dunbar was appointed Acting President and Chief Executive Officer effective as of February 1, 2000, there was no adjustment to his or iCEO's compensation or stock options. In the event that during the period of his service as Acting President and Chief Executive Officer or within 120 days from the termination of such services, Mr. Dunbar were to become a permanent employee in any capacity, we would be obligated under the iCEO agreement to pay iCEO a fee equal to one-third of the then targeted first year's compensation for Mr. Dunbar. Our agreements with Mr. Dunbar and iCEO expired in November 2000 and at that time we paid Mr. Dunbar a bonus of $50,000 and granted him an immediately exercisable option to purchase 12,031 shares of common stock. We continued to employ Mr. Dunbar in the same capacity until January 15, 2001 at an annual salary of $250,000, and also granted him an option to purchase 8,000 shares of common stock for each additional month, or pro rata portion of a month, of his employment.

       In April 2000, we sold 750 shares of our 6% cumulative convertible preferred stock plus a warrant to purchase 37,500 shares of our common stock to each of Dr. Weissman and Mr. Levin for $750,000, for a total of $1,500,000, on terms more favorable to us than we were able to obtain from outside investors. The face value of the shares is convertible at the option of the holder into common stock at $3.77 per share. The holders of the preferred stock have liquidation rights equal to their original investments plus accrued but unpaid dividends. The investors would be entitled to make additional investments in our securities on the same terms as those on which we complete offerings of our securities with third parties within 6 months, if any such offerings are completed. If offerings totaling at least $6 million are not completed during the 6 months, the investors have the right to acquire up to a total of 1,126 additional shares of convertible preferred stock the face value of which is convertible at the option of the holder into common stock at $6.33 per share. Any unconverted preferred stock will be converted into common stock on April 13, 2002 in the case of the original stock issued and two years after the first acquisition of any of the additional 1,126 shares, if any are acquired. The warrants expire on April 13, 2005.